Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2017 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) is pleased to announce the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2017. This announcement, containing the full text of the 2017 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to information to accompany preliminary announcement of interim results. Printed version of the Company’s 2017 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 15 September 2017.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China
29 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

CONTENTS

IMPORTANT INFORMATION	4

ABOUT US
Definitions	5
Company Information	6

OPERATING RESULTS
Principal Accounting Information and Financial Indicators	10
Summary of Operating Data	13
Summary of Fleet Data	16
Report of Directors	18
Management Discussion and Analysis	28

CORPORATE GOVERNANCE
Significant Events	40
Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests	50
Directors, Supervisors, Senior Management and Employees	54
Corporate Bond	56

FINANCIAL REPORT
Review Report	62
Interim Financial Report	63

Important Information

I.	The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and the report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility.

II.	This interim report was considered and approved at the 16th meeting of the seventh session of the Board on 29 August 2017. 11 Directors were required to attend the meeting and 7 of them attended in person. Director Tan Wan Geng did not attend the meeting because of business reason, and authorized Director Zhang Zi Fang to attend and vote on his behalf. Director Yang Li Hua did not attend the meeting because of business reason, and authorized Director Yuan Xin An to attend and vote on her behalf. Director Ning Xiang Dong did not attend the meeting because of business reason, and authorized Director Tan Jin Song to attend and vote on his behalf. Director Liu Chang Le did not attend the meeting because of business reason, and authorized Director Jiao Shu Ge to attend and vote on his behalf.

III.	The financial statements contained in this interim report of the Company have been prepared under International Financial Reporting Standards and have not been audited.

IV.	Mr. Wang Chang Shun (Chairman), the responsible person of the finance work, Mr. Tan Wan Geng (Vice Chairman and President of the Company), and the responsible person of the accounting department, Mr. Xiao Li Xin (Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report.

V.	Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

VI.	During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company.

VII.	During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures.

VIII.	During the reporting period, the Company did not have any major risks. The Company has detailed potential risks in this report. Please refer to paragraph IX “Risk Factors Analysis” under “Management Discussion and Analysis”.

004

Definitions

Unless the context otherwise requires, the following terms should have the following meanings in this report:

Company, CSA, China Southern Airlines	China Southern Airlines Company Limited
Group	China Southern Airlines Company Limited and its subsidiaries
CSAHC	China Southern Air Holding Company
Xiamen Airlines	Xiamen Airlines Company Limited
Guizhou Airlines	Guizhou Airlines Company Limited
Zhuhai Airlines	Zhuhai Airlines Company Limited
Shantou Airlines	Shantou Airlines Company Limited
Chongqing Airlines	Chongqing Airlines Company Limited
Henan Airlines	China Southern Airlines Henan Airlines Company Limited
American Airlines	American Airlines, Inc.
Hebei Airlines	Hebei Airlines Company Limited
Jiangxi Airlines	Jiangxi Airlines Company Limited
Sichuan Airlines	Sichuan Airlines Corporation Limited
Finance Company	Southern Airlines Group Finance Company Limited
GSC	China Southern Airlines Group Ground Services Co., Ltd.
SACC	Shenzhen Air Catering Co., Ltd.
SACM	Southern Airlines Culture and Media Co., Ltd.
Nan Lung	Nan Lung Holding Limited
SPV	China Southern Airlines No. 1 Lease (Tianjin)
China Southern Airlines No. 2 Lease (Tianjin)
China Southern Airlines No. 3 Lease (Tianjin)
China Southern Airlines No. 4 Lease (Guangzhou)
China Southern Airlines No. 5 Lease (Tianjin)
China Southern Airlines No. 6 Lease (Tianjin)
China Southern Airlines No. 7 Lease (Tianjin)
China Southern Airlines No. 8 Lease (Tianjin)
China Southern Airlines No. 9 Lease (Guangzhou)
SSE	Shanghai Stock Exchange
Stock Exchange	The Stock Exchange of Hong Kong Limited
Articles of Association	Articles of Association of China Southern Airlines Company Limited
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Corporate Governance Code	Corporate Governance Code as set out in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Available Seat Kilometers or “ASK”	the number of seats made available for sale multiplied by the kilometers flown
Available Tonne Kilometers or “ATK”	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown
Revenue Passenger Kilometers or “RPK”	i.e. passengers traffic volume, the number of passengers carried multiplied by the kilometers flown
Revenue Tonne Kilometers or “RTK”	i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – cargo or “RFTK”	i.e. cargo and mail traffic volume or revenue tonne kilometers for cargo, the load (cargo) in tonnes multiplied by the kilometers flown
Revenue Tonne Kilometers – passenger	the load (passenger) in tonnes multiplied by the kilometers flown
Passenger Load Factor	RPK expressed as a percentage of ASK
Overall Load Factor	RTK expressed as a percentage of ATK
Yield per RPK	revenue from passenger operations divided by RPK
Yield per RFTK	revenue from cargo operations divided by RFTK
PRC	The People’s Republic of China
NDRC	National Development and Reform Commission
CAAC	Civil Aviation Administration of China

China Southern Airlines Company Limited Interim Report 2017    005

Company Information

Chinese Name:	Fax:
中国南方航空股份有限公司	+86-20-86659040

Chinese Short Name:	E-mail:
南方航空	ir@csair.com

English Name:	Address:
China Southern Airlines Company Limited	278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

English Short Name:	Registered Address:
CSN	Unit 301, 3/F, Office Tower
Guanhao Science Park Phase I, 12 Yuyan Street
Legal Representative:	Huangpu District, Guangzhou,
Wang Chang Shun	Guangdong Province, PRC

Company Secretary:	Place of Business:
Xie Bing	278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Securities Affairs Representative:	Place of Business in Hong Kong:
Xu Yang	Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Shareholder Enquiry:	Website of the Company:
Company Secretary Bureau of the Company	www.csair.com

Telephone:	E-mail:
+86-20-86112480	webmaster@csair.com

006

Company Information

Authorized Representative under the Listing Rules:	Short Name of H Shares:
Tan Wan Geng and Xie Bing	CHINA SOUTH AIR

Controlling Shareholder:	Stock Code of H Shares:
China Southern Air Holding Company	01055

Principal Bankers:	H Share Registrar:
China Development Bank	Hong Kxong Registrars Limited
Agricultural Bank of China	17M Floor, Hopewell Centre, 183 Queen’s Road East,
Bank of China	Wanchai, Hong Kong
Industrial & Commercial Bank of China
China Construction Bank	Place of Listing of N Shares:
New York Stock Exchange
Designated Newspapers for Information Disclosure (A Shares):
China Securities Journal, Shanghai Securities News, Securities Times	Short Name of N Shares:
China Southern Air
Designated Website for Information Disclosure (A Shares):
www.sse.com.cn	Stock Code of N Shares:
ZNH
Designated Website for Information Disclosure (H Shares):
www.hkexnews.hk	N Share Registrar:

Interim Report Available for Inspection:	BNY Mellon Shareowner Services
Company Secretary Bureau of the Company	P.O.Box 30170, College Station,
TX 77842-3170, U.S.A
Place of Listing of A Shares:
Shanghai Stock Exchange	Domestic Legal Adviser:
Z&T Law Firm
Short Name of A Shares:
南方航空	Overseas Legal Adviser:
DLA Piper Hong Kong
Stock Code of A Shares:
600029	Domestic Auditors:
KPMG Huazhen LLP
A Share Registrar:
China Securities Depository and Clearing Corporation	Address of Domestic Auditors:
Limited Shanghai Branch	8th Floor, KPMG Tower
Floor 36, China Insurance Building,	Oriental Plaza
166 Lu Jia Zui East Road, Shanghai, PRC	1 East Chang An Avenue
Beijing China
Place of Listing of H Shares:
The Stock Exchange of Hong Kong Limited	Overseas Auditors:
KPMG

Address of Domestic Auditors:
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

China Southern Airlines Company Limited Interim Report 2017    007

008

southern
STEVE COOGAN

Time Place
9:30 Sky

Operating Results

China Southern Airlines Company Limited Interim Report 2017    009

Principal Accounting Information and Financial Indicators

I.	Principal Accounting Information and Financial Indicators of the Company as at the end of the Reporting Period

(I)	Principal Accounting Information

			Unit: RMB million
			Increase/
	January to	January to	(decrease)
Principal Accounting Information	June 2017	June 2016%
Operating revenue	60,488	54,119	11.77
Profit attributable to equity shareholders of the Company	2,772	3,118	(11.10)
Net cash flow generated from operating activities	7,119	8,113	(12.25)

			Increase/
	30 June	31 December	(decrease)
Principal Accounting Figures	2017	2016	%
Total equity attributable to equity shareholders of the Company	45,355	43,456	4.37
Total assets	204,000	200,442	1.78

(II)	Principal Financial Information

			Increase/
	January to	January to	(decrease)
Principal Financial Data	June 2017	June 2016%
Basic earnings per share (RMB/share)	0.28	0.32	(12.50)
Diluted earnings per share (RMB/share)	0.28	0.32	(12.50)

010

Principal Accounting Information and Financial Indicators

II.	Difference on the Accounting Information between the PRC Accounting Standards for Business Enterprise (“PRC GAAP”) and International Financial Reporting Standards (“IFRSs”)

(I)	Difference in net profit and net asset attributable to equity shareholders of the listed company in financial reports by PRC GAAP and IFRSs

				Unit: RMB million
		Net profit attributable		Net asset attributable
		to equity shareholders		to equity shareholders
		of the Company		of the Company
		January to	January to	30 June	31 December
		June 2017	June 2016	2017	2016
			(Restated)
Amounts under PRC GAAP		2,768	3,132	45,076	43,181
Adjustments:
Government grants	(b)	1	1	(28)	(29)
Capitalisation of exchange difference of specific loans	(a)	15	25	164	149
Adjustments arising from an associate’s business combination under common control	(c)	(1)	(1)	1	2
Adjustments arising from the Company’s business combination under common control	(c)	/	(28)	182	182
Effect of the above adjustments on taxation		(4)	1	(40)	(36)
Effect of the above adjustments on non-controlling interests		(7)	(12)	/	7
Amounts under IFRSs		2,772	3,118	45,355	43,456

China Southern Airlines Company Limited Interim Report 2017    011

Principal Accounting Information and Financial Indicators

(II)	Explanation on the differences between PRC GAAP and IFRSs

(a)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the revised Chinese Accounting Standard (CAS) No.16 – Government Grants which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income.

Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets.

(c)	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

III.	Major Charges on Assets, Commitments and Contingent Liabilities

As at 30 June 2017, certain aircraft of the Group with an aggregate carrying value of approximately RMB76,329 million (as at 31 December 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements.

As at 30 June 2017, the Group had capital commitments (exclusive of investment commitments) of approximately RMB123,690 million (as at 31 December 2016: RMB105,141 million). Of such amounts, RMB101,503 million related to the acquisition of aircraft and related flight equipment and RMB22,187 million for other projects.

Details of contingent liabilities of the Group are set out in Note 23 to the interim financial report prepared under International Accounting Standard 34.

012

Summary of Operating Data

	For the six months ended 30 June		Increase/
	2017	2016	(decrease)%
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	77,156.99	68,572.31	12.52
Hong Kong, Macau and Taiwan	1,398.56	1,673.04	(16.41)
International	32,144.71	28,161.37	14.14
Total:	110,700.27	98,406.72	12.49
Revenue tonne kilometers (RTK) (million)
Domestic	7,632.67	6,878.27	10.97
Hong Kong, Macau and Taiwan	134.35	156.59	(14.20)
International	5,389.58	4,551.88	18.40
Total:	13,156.60	11,586.74	13.55
RTK – Passenger (million)
Domestic	6,807.82	6,059.74	12.35
Hong Kong, Macau and Taiwan	122.91	146.83	(16.29)
International	2,824.57	2,478.44	13.97
Total:	9,755.29	8,685.02	12.32
RTK – Cargo and mail (million)
Domestic	824.86	818.53	0.77
Hong Kong, Macau and Taiwan	11.44	9.76	17.25
International	2,565.02	2,073.43	23.71
Total:	3,401.31	2,901.72	17.22
Passengers carried (thousand)
Domestic	52,059.47	46,532.39	11.88
Hong Kong, Macau and Taiwan	1,122.18	1,243.40	(9.75)
International	7,406.42	6,890.99	7.48
Total:	60,588.06	54,666.78	10.83
Cargo and mail carried (thousand tonnes)
Domestic	511.00	505.38	1.11
Hong Kong, Macau and Taiwan	10.26	8.86	15.84
International	289.22	237.93	21.56
Total:	810.48	752.16	7.75
Capacity
Available seat kilometres (ASK) (million)
Domestic	93,410.37	85,775.37	8.90
Hong Kong, Macau and Taiwan	1,878.69	2,259.77	(16.86)
International	39,195.19	34,864.82	12.42
Total:	134,484.25	122,899.96	9.43

China Southern Airlines Company Limited Interim Report 2017    013

Summary of Operating Data

	For the six months ended 30 June		Increase/
	2017	2016	(decrease)%
Available tonne kilometres (ATK) (million)
Domestic	10,744.67	9,972.32	7.74
Hong Kong, Macau and Taiwan	219.91	267.22	(17.70)
International	7,626.69	6,687.08	14.05
Total:	18,591.27	16,926.62	9.83
ATK – Passenger Traffic (million)
Domestic	8,406.93	7,719.78	8.90
Hong Kong, Macau and Taiwan	169.08	203.38	(16.86)
International	3,527.57	3,137.83	12.42
Total:	12,103.58	11,061.00	9.43
ATK – Cargo and mail (million)
Domestic	2,337.74	2,252.53	3.78
Hong Kong, Macau and Taiwan	50.83	63.84	(20.38)
International	4,099.12	3,549.25	15.49
Total:	6,487.69	5,865.62	10.61
Load factor

			Increase/(decrease)
Passenger load factor (RPK/ASK)(%)			percentage points
Domestic	82.60	79.94	2.66
Hong Kong, Macau and Taiwan	74.44	74.04	0.40
International	82.01	80.77	1.24
Overall:	82.31	80.07	2.24

			Increase/(decrease)
Total load factor (RTK/ATK)(%)			percentage points
Domestic	71.04	68.97	2.07
Hong Kong, Macau and Taiwan	61.09	58.60	2.49
International	70.67	68.07	2.60
Overall:	70.77	68.45	2.32
Yield

			Increase/
Yield per RPK (RMB)			(decrease)%
Domestic	0.53	0.53	/
Hong Kong, Macau and Taiwan	0.79	0.72	9.72
International	0.37	0.40	(7.50)
Overall:	0.48	0.49	(2.04)
Yield per RFTK (RMB)
Domestic	1.17	1.17	/
Hong Kong, Macau and Taiwan	4.03	4.00	0.75
International	1.24	1.03	20.39
Overall:	1.23	1.08	13.89

014

Summary of Operating Data

	For the six months ended 30 June		Increase/
	2017	2016	(decrease)%
Yield per RTK (RMB)
Domestic	5.46	5.40	1.11
Hong Kong, Macau and Taiwan	8.61	7.91	8.85
International	2.78	2.94	(5.44)
Overall:	4.39	4.47	(1.79)
Cost
Operating expenses per ATK (RMB)	3.11	2.87	8.36
Flight Volume
Kilometers flown (million)	783.32	725.13	8.02
Hours flown (thousand)
Domestic	952.19	883.31	7.80
Hong Kong, Macau and Taiwan	18.08	21.05	(14.11)
International	272.85	245.12	11.31
Total:	1,243.11	1,149.48	8.15
Number of flights (thousand)
Domestic	425.05	401.76	5.80
Hong Kong, Macau and Taiwan	8.99	9.98	(9.92)
International	55.15	51.74	6.59
Total:	489.19	463.48	5.55

Note: Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

China Southern Airlines Company Limited Interim Report 2017    015

Summary of Fleet Data

As at 30 June 2017, the size and structure of aircraft fleets and the delivery and disposal of aircraft of the Group were as follows:

						(unit: aircraft)
	Number of			Delivery	Disposal
	aircraft under	Number of	Number	during the	during the
	operating	aircraft under	of aircraft	reporting	reporting	Total number
Models	lease	finance lease	purchased	period	period	of aircraft
Passenger Aircraft
Airbus
A380	0	2	3	0	0	5
A330-300	8	14	1	1	0	23
A330-200	2	7	7	0	0	16
A321	22	40	32	5	0	94
A320	40	41	54	2	0	135
A319	21	1	13	0	2	35
A320NEO	7	0	0	5	0	7
Boeing
B787-8	2	14	0	0	0	16
B787-9	0	3	0	2	0	3
B777-300ER	0	9	1	0	0	10
B777-200	0	0	2	0	2	2
B757-200	0	0	10	0	0	10
B737-800	130	57	94	13	1	281
B737-700	4	3	32	0	6	39
B737-300	0	0	1	0	2	1
Other
EMB190	20	0	6	0	0	26
Passenger Aircraft Sub-total	256	191	256	28	13	703
Freighter
B747-400F	0	0	2	0	0	2
B777-200F	0	5	7	0	0	12
Freighter Sub-total	0	5	9	0	0	14
Total	256	196	265	28	13	717

016

Summary of Fleet Data

As at 30 June 2017, the fleets of the airlines of our Group were as follows:

		Xiamen	Shantou	Zhuhai	Guizhou	Chongqing	Henan
	Company	Airlines	Airlines	Airlines	Airlines	Airlines	Airlines

Total number of aircraft	459	172	14	10	18	17	27

Note: As the end of the reporting period, the total number of aircraft of Xiamen Airlines included the number of aircraft of Hebei Airlines and Jiangxi Airlines.

As at 30 June 2017, average age and the layout of each model of aircraft of the Group were as follows:

Models	Average age (Year)	Layout (Seat)
Passenger Aircraft
Airbus
A380	5.1	506
A330-300	4.7	275/284
A330-200	8.1	218/258
A321	6.6	179/195
A320	7.9	152/166
A320NEO	0.3	166
A319	10.8	122
Boeing
B787-8	3.1	228
B787-9	0.4	287
B777-300ER	2.1	309
B777-200	21.0	360
B757-200	16.0	197
B737-800	5.7	164/178
B737-700	9.7	120/128
B737-300	18.3	126
Other
EMB190	5.0	98
Freighter
B747-400F	14.9	/
B777-200F	4.8	/
Average	6.7	/

China Southern Airlines Company Limited Interim Report 2017    017

Report of Directors

I.	BUSINESS REVIEW FOR THE FIRST HALF OF 2017

During the reporting period, with the sluggish growth in international trade and investment, the coordination of macroeconomic policies among the major economies in the world weakened, while trade and investment protectionism intensified. The world economy showed a sustainable but slow recovery. Despite of the tremendous downward pressure on the economy under a complicated background of slower growth rate, structural adjustment and shift from old to new growth drivers, the PRC economy maintained a stable and positive growth momentum, and its economic structure continued to be optimized, with consumption becoming the main driving force for economic growth. China’ s civil aviation industry recorded a stable and sound performance, and the civil aviation business developed rapidly with a relatively fast growth. As at the end of the reporting period, the total traffic volume of the industry amounted to 51.34 billion tonne-kilometres, the number of passengers carried was 263 million and cargo traffic volume was 3,292,000 tonnes, representing an increase of 12.5%, 13.4% and 5.1%, respectively as compared with the same period of the previous year. The passenger traffic volume of civil aviation industry accounted for 28.2% of the total passenger traffic volume of the integrated traffic and transportation system of China, representing an increase of 2.3 percentage points as compared with the same period of the previous year.

Facing the complex external environment of great downward pressure on domestic economy, substantial increase in oil price over the same period of the previous year and rising competition from high-speed railway, the Group firmly adhered to the key strategy of “stable and positive growth” , and made solid progress in different fields with the joint efforts of its senior management and all staff. During the reporting period, the Group maintained a stable performance in safety operation and continued to make improvement in its operating efficiency and quality of service, with continuous improvement in its comprehensive competitiveness. The Company recorded operating revenue and operating profits of RMB60,488 million and RMB4,582 million, delivering a favourable operating results.

Operation Safety

During the reporting period, we focused on reducing human errors and eliminating hidden safety hazards, and strived to take preventive safety measures. We continued to strengthen the guiding role of safety management personnel, cultivated a safety culture of “capability, compliance and integrity” and ensured safety responsibility at all levels within the Group. We implemented internal safety audits, complemented the aviation safety manual, and released the list of behaviours with “zero tolerance” . During the reporting period, the Group realized 1,243,000 safe flight hours and 5,385 hours of general aviation service, and maintained 212 months of aviation safety and 276 months of aviation security. The Group continued to keep the best safety records among Chinese airlines.

018

Report of Directors

Hub Network

During the reporting period, we took full advantage of the market-leading position of the four major hubs by increasing domestic capacity investments and optimizing the layout of route network. We further developed the breadth and depth of the international route network by adding the Guangzhou-Vancouver-Mexico City and Shenzhen-Melbourne routes as well as increasing the number of flights connecting domestic cities and North America, Europe, Southeast Asia, South Asia and other regions. The proportion of the available seat kilometres in international (including Hong Kong, Macau and Taiwan) routes amounted to 30.5%, representing an increase of 0.3 percentage point as compared with the same period of the previous year, revenue of our international transit in hubs (fuel surcharges exclusive) increased by 25.6% as compared with the same period of the previous year, and the revenue from Sixth Freedom Traffic Right passengers increased by 50.4% as compared with the same period of the previous year. Xiamen Airlines sped up its internationalization process. With the official launching of Fuzhou-New York and Xiamen-Los Angeles routes, Xiamen Airlines has built a route network with full coverage of the Europe, America and Oceania.

Operation Service

During the reporting period, the Company took effective measures to overcome challenges such as fast increasing number of flights, frequently adverse weather condition and limited airspace traffic capacity, achieving continuous improvement in its operating efficiency and quality of service. By leveraging the advantages of comprehensive operation management, we focused on enhancing rapid resumption of delayed flights and services for delayed flights, which effectively improved our efficiency in dealing with extensive flight delays, enabling the Company to maintain its leading position in terms of on-time rate in the industry. We strengthened crew resource management and continued to optimize our air routes, in an effort to enhance our operating efficiency. We were committed to solving widely concerned issues raised by the passengers, and made constant efforts to improve our quality of service, with our effective compliant rate below the industrial average. We continued to enhance customer experience in such aspects as flight information update, seat selection, check-in, mobile boarding pass and luggage claim, with the e-service level reaching 66%. Guangzhou hub was the first Chinese hub to provide luggage through check-in service in all of its routes.

China Southern Airlines Company Limited Interim Report 2017    019

Report of Directors

Marketing

During the reporting period, we stepped up efforts in marketing, with the aircraft utilization rate reaching a new high in recent years. We took advantage of the peak season and our scale, and have achieved satisfactory operating results during the Spring Festival. We further explored our customer value, with the number of members reaching 32,440,000, representing an increase of 17.5% as compared with the same period of the previous year. The overall sales revenue generated from our account customers increased by 26% as compared with the same period of the previous year. We further enhanced our e-commerce marketing capability, as a result our electronic direct sales increased by 64.9% as compared with the same period of the previous year. Of which, the sales generated from mobile application increased by 30.8%. We vigorously developed value-added services, and the revenue from such value-added services increased by 93.73% as compared with the same period of the previous year. Meanwhile, we seized the opportunities from a recovering freight market, with revenue from cargo operations increasing by 34.30% as compared with the same period of the previous year. Of which, revenue from freighter operations increased by 62.78% as compared with the same period of the previous year, creating a new record high in the sector.

020

Report of Directors

Innovative Cooperation

During the reporting period, we spared no efforts to create “China Southern e-Travel” . A total of 204 functions were launched and the number of followers in the social media reached 16.18 million, representing an increase of 74.2% as compared with the same period of the previous year. The number of daily active users on the mobile app reached 310,100, representing an increase of 119.6% as compared with the same period of the previous year. We were the first airline in China to adopt facial recognition intelligent boarding system, enabling us to offer speedy boarding service through facial recognition. We actively integrated the superior resources of “China Southern Airlines Conglomerate” and strengthened the collaboration through various ways. We entered into strategic cooperation agreement with American Airlines and Memorandum of Understanding on Cooperation with Air France, KLM Royal Dutch Airlines and Xiamen Airlines, and newly launched code sharing operations with Aeroméxico, Etihad Airways, Latam Airlines and Saudi Arabian Airlines, improving the discourse power for the Company in the international aviation market.

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Report of Directors

II.	BUSINESS PLAN FOR THE SECOND HALF OF 2017

In the second half of 2017, the global economy is expected to maintain a slow growth momentum. With further implementation of structural adjustment, the PRC economy will remain under great downward pressure. There are opportunities and challenges for the civil aviation industry in China. On one hand, the civil aviation market is in great demand and it is expected that the total passenger volume of the industry will maintain a growth rate of approximately 12.4%. Outbound travel will remain popular, and the number of passengers travelling outbound is expected to exceed 140 million, representing an increase of 14.8% as compared with the same period of the previous year, which is believed to reach a record high figure. Meanwhile, the exchange rates of RMB against US dollars is expected to strengthen and oil prices are anticipated to remain stable. On the other hand, we are also confronted with a variety of adverse factors such as increasingly severe security situation at home and abroad, acceleration of high-speed railways and increasingly intensified market competition. We will hold on to the safety bottom line, enhance operational efficiency through a variety of measures, insist on offering sincere services, continue to improve “China Southern e-Travel” and step up efforts in hub construction, with an aim to achieve better operating results for the year and bring greater return for our shareholders.

022

Report of Directors

Operation Safety

We will take targeted management methods and measures against key safety management issues in order to ensure a stable and controllable safety operation. We will continue to implement scientific management, improve regulations and standards on operational safety, and carry out safety inspection and safety audit on an ongoing basis, so as to procure front-line staff to keep in mind and implement safety measures. We will never let go any little details, and will take advantage of SMS, QAR and other technological means to effectively enhance our abilities in identifying causes of risks and in managing safety risks. The Group will continue to work hard to ensure another year of aviation safety in 2017.

Hub Network

Focusing on the “One Belt and One Road” initiative, while building Guangzhou hub as the core node for the global network of China Southern Airlines and as the center node for the “One Belt and One Road” initiative, we will accelerate the construction of the second Beijing airport base project, and make strenuous efforts to build and coordinate cooperation among three international routes hubs including Guangzhou, Beijing and Urumqi. Seizing the development opportunities arising from the wide application of internet and mobile terminals, and based on the concepts of standardization, integration and internationalization, we will strive to improve operational efficiency of each hub, raise the quality of transit services in hubs and optimize travel experience of passengers. We will continue to optimize layouts for the route network by consolidating our current advantages in the domestic market and increasing the capacity of main lines, and will also further expand and optimize the international network of the Company and improve links between flights. In the second half of 2017, we will launch the Guangzhou-Keynes, Shenzhen-Brisbane and Shenzhen-Moscow routes and increase the capacity of the Guangzhou-New York, Guangzhou-Los Angeles, Guangzhou-Melbourne and Guangzhou-Christchurch routes.

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Report of Directors

Operation Service

We shall strive to improve the flight on-time performance by further implementing the matrix management mode and strengthening the overall operation control and capability in operation assurance. We shall improve our flights management system and accelerate the construction of IT system, so as to continue to enhance the efficiency and capability in handling extensive flight delays. We shall enhance our awareness of innovation and initiative, continue to improve customer experience, and improve services in flight delay, luggage and ticketing. We will build our brand in catering services, featuring healthy, safe and distinctive food.

Marketing

We will enhance the ability to grasp market opportunities, focus on the core market and increase the number of flights on high-yield routes. We will continue to increase the utilisation rate of our fleets, so as to enjoy advantages on economies of scale in peak season. We will steadily increase intercontinental routes and strengthen cost control and management of newly launched international routes. We will focus on improving the operation of international routes, and promote sales of seats in first-class and business-class to improve the profit margin of international routes. We will uphold the customer-oriented marketing strategy, and strengthen targeted marketing efforts. Furthermore, we will continue to strengthen collaboration with Xiamen Airlines and Sichuan Airlines to create better synergies within the “China Southern Airlines Conglomerate”.

Innovative Development

We will push forward the implementation of strategic cooperation with American Airlines, in order to enhance our brand awareness in the international market. Taking into consideration the development demand of Beijing hub in the future, we will accelerate the construction of the second Beijing airport base project, in order to expand space for future development. We will make sufficient preparation in advance for the operation of Terminal 2 at Baiyun Airport, ensuring further improvement in the operating efficiency of Guangzhou hub. We will create better synergies between Guangzhou market and Shenzhen market through integration strategy, so as to consolidate our leading position in the Pearl River Delta market. We will continue to improve the “China Southern e-Travel” and make sure its preliminary scale, so as to greatly improve customer experience. We will strive to get 20 million followers in the social media by the end of the year and 9 million new downloads of the mobile app.

024

Report of Directors

III.	ANALYSIS ON THE CORE COMPETITIVENESS

During the reporting period, the Group’s six core competitiveness has begun to take shape, including its sustainable advantages in aviation safety, its powerful and improving fleet and route network advantages, its hub operation and management capability with Guangzhou as the core, its resources interoperability under the matrix management mode, its service brand influence and its comprehensive and advanced information technology.

(I)	Sustainable advantages in aviation safety. The Group has always maintained its leading position in respect of safety cycle in the civil aviation industry in China. Adhering to the strategic plan of “Safety First” , we considered safety as the foundation of our survival and development as well as our utmost important social responsibility. The Company continued to improve its safety management system as well as enhance management and control over its safety risks, so as to ensure safety protection measures cover every aspect of the aviation operation. By taking safety as the priority in every task, the Company made continuous improvement in safety management. As at the end of the reporting period, the Group maintained 212 consecutive months of aviation safety and 276 consecutive months of aviation security.

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Report of Directors

(II)	Powerful and improving fleet and route network advantages. The Company has the largest fleet in China and advanced fleet performance. It is the only airline in China operating A380, and has mature experience in operating both A380 and B787. The Group has the most intensive network by forming a developed route network covering China, and the rest of Asia, and effectively connecting Europe, America, Australia and Africa. Meanwhile, with the largest volume of passenger traffic, China Southern Airlines is the first airline in China with its amount of traffic exceeding 100 million. At present, the Group has 15 branches, including Xinjiang branch, Beifang branch and Shenzhen branch, and 6 holding civil aviation subsidiaries, including Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines, Chongqing Airlines and Henan Airlines. The establishment of branch and subsidiary may better play our Group’ s advantages, and transport transfer passengers for the hub. The Group has set up 25 domestic offices, and established 68 overseas offices in all continents. Therefore, the Company has formed a comprehensive sales network with branches, subsidiaries, domestic offices and overseas offices.

(III)	The hub operation and management capability with Guangzhou as the core was strengthened continuously. The Company’ s strategic transformation mainly focused on developing transit and links with international long-distant flights in hubs, thereby establishing a new profit model and development mode, and gradually becoming an airline with strong international network. As the core hub in China Southern Airlines’ “dual cores” layout, Guangzhou currently possesses hub scale effect and relatively strong integrated operation capability after years of development. During the reporting period, the Group further pushed ahead with its internationalization strategy by launching the Guangzhou-Vancouver-Mexico City route, which is the first flight route connecting Mexico and China in our civil aviation history. Meanwhile, the Company continuously increased the number of flights connecting domestic cities and North America, Europe, Southeastern Asia, South Asia and other regions. China Southern Airlines was the first among PRC airlines to provide luggage through check-in service in all of its routes at Guangzhou hub, covering 147 cities at home and abroad. Through years of efforts, the effect of Guangzhou hub established by China Southern Airlines has become more and more significant, playing an important role in achieving the goal of building Guangzhou into an international aviation hub.

(IV)	Resources interoperability under the matrix management mode. In view of its scale of having multiple bases, hubs, models and fleet, we adopted a matrix management mode based on “horizontal integration and resources sharing” , which not only unified the headquarters’ control over resources, policy and operation standards but also demonstrated branches’ and subsidiaries’ motivated participation in security, marketing and service innovation, making good use of the Company’ s advantages in scale and network. At present, the matrix management mode has become a normal management practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. The Company continued to strengthen innovation in systems and mechanisms as well as optimized and adjusted the matrix management mode in management practices, with an aim to enhance efficiency of resource allocation, and system coordination and add value to the advantages it currently enjoys.

(V)	Striving for world-class brand service. In order to create world-class service brand, we continuously improved our service quality, and its brand influence was gradually enhanced at home and abroad by brand benchmarking the world-class level on SKYTRAX. Meanwhile, we continued to focus on the key concerns raised by the passengers including languages, meals, luggage and other aspects, enhance membership service, as well as establish and perfect closed-loop management mechanism, thereby further improving our ground and on-board services. China Southern Airlines was awarded No. 6 of “The World’ s Most Valuable Airlines Brands of 2017” by a well-known international consulting institution Brand Finance, ranking first among airlines in Mainland China.

026

Report of Directors

(VI)	Comprehensive and advanced information technology. The Company always attaches great importance on corporate information technology construction, and has the strongest research & development capacity on information technology in the industry. We continuously optimized and improved our official website, mobile app, Wechat platform, B2B and other IT systems, with various management systems including passenger marketing, operation control, ground and on-board services, aviation safety, freight, enterprise management and public platform becoming increasingly mature. The Company had an information technology team composed of over 1,000 experts, which laid solid foundation for relevant research and development. During the reporting period, we made strenuous efforts in implementing the intelligent strategy of “China Southern e-Travel” by providing over 200 e-services, with the e-service level reaching 66%. We are the first airlines in China to adopt a facial recognition intelligent boarding system, enabling us to offer speedy boarding service through facial recognition. During the reporting period, the number of our followers in social media increased to 16.18 million, representing an increase of 74.2% as compared with the same period of the previous year.

IV.	CORPORATE GOVERNANCE

The Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2017.

The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions by the Directors of the Company. Having made specific enquiries with all the Directors, the Directors have for the six months ended 30 June 2017 complied with the Model Code and the code of conduct.

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standards 34.

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Management Discussion and Analysis

I.	OVERALL BUSINESS ANALYSIS

During the reporting period, the Group’s total traffic revenue was RMB57,819 million, representing a increase of RMB6,035 million or 11.65% from the same period of the previous year. Meanwhile, the Group’s total traffic volume increased by 13.55% to 13,157 million RTKs. Passenger load factor was 82.31%, representing an increase of 2.24 percentage points from the same period of the previous year. Passengers carried were 60.59 million, representing an increase of 10.83% from the same period of the previous year.

Total operating expenses increased by 18.95% to RMB57,854 million from the same period of the previous year, primarily due to the increase in flight operation expenses, maintenance expenses, aircraft and transportation service expenses, administrative and management expenses, promotion and selling expenses, depreciation and amortization.

Interest expense increased by 11.00% to RMB1,332 million from the same period of the previous year, mainly due to the increase in benchmark for floating interest rates as compared with the same period of the previous year.

Net exchange gain of RMB561 million was recorded during the reporting period, mainly due to Renminbi appreciated against US dollars. For the same period of the previous year, net exchange loss of RMB1,516 million was recorded.

For the six months ended 30 June 2017, the Group recorded a net profit after tax of RMB3,211 million, as compared with a net profit after tax of RMB3,691 million for the same period of the previous year.

II.	OPERATIONAL REVENUES ANALYSIS

Passenger revenue during the reporting period was RMB53,626 million, increased by 10.20% from the same period of the previous year, representing 92.75% of the Group’s total traffic revenue. Passenger traffic volume increased by 12.49% to 110,700.26 million RPKs. The overall passenger yield per RPK is RMB0.48, which decreased by 2.04% as compared with the same period of the previous year.

Domestic passenger revenue was RMB40,715 million, increased by 12.49% from the same period of the previous year. Domestic passenger revenue accounted for 75.93% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 8.90% while passenger traffic volume, in terms of RPKs, increased by 12.52% from the same period of the previous year, resulting in an increase in passenger load factor of 2.66 percentage points to 82.60%. During the reporting period, the passenger yield per RPK was stable with RMB0.53.

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,111 million, a decrease of 7.50% from the same period of the previous year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.07% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 16.86% while passenger traffic volume, in terms of RPKs decreased by 16.41% from the same period of the previous year, resulting in an increase in passenger load factor of 0.40 percentage point to 74.44%. The passenger yield per RPK is RMB0.79, which increased by 9.72% as compared with the same period of the previous year.

028

Management Discussion and Analysis

Passenger revenue for the Group’s international routes amounted to RMB11,800 million, an increase of 4.70% from the same period of the previous year. International passenger revenue accounted for 22.00% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 12.42% while passenger traffic volume, in terms of RPKs, increased by 14.14% from the same period of the previous year, resulting in an increase in passenger load factor of 1.24 percentage points to 82.01%. The passenger yield per RPK is RMB0.37, which decreased by 7.50% as compared with the same period of the previous year.

Cargo and mail revenue was RMB4,193 million, an increase of 34.30% from the same period of the previous year. Cargo and mail revenue accounted for 7.25% of the total traffic revenue. Cargo and mail carried increased by 7.75% to 810.5 thousand tonnes from the same period of the previous year. The cargo and mail yield per tonne kilometre is RMB1.23, which increased by 13.89% as compared with the same period of the previous year.

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Management Discussion and Analysis

III.	OPERATIONAL EXPENSES ANALYSIS

1.	Flight operations expenses increased by 30.45% to RMB30,326 million from the same period of the previous year, mainly due to increase in average jet fuel price which led to the rising of jet fuel costs.

2.	Maintenance expenses increased by 5.20% to RMB5,278 million from the same period of the previous year. It is mainly due to the fleet expansion and increase in flying hours.

3.	Aircraft and traffic servicing expenses increased by 13.73% to RMB10,617, mainly due to the increase in traffic volume and the number of landings and take-offs.

4.	Promotion and sales expenses increased by 8.21% to RMB3,125 million from the same period of the previous year, mainly as a result of the decrease in sales commissions and increase of the salary of staff.

5.	General and administrative expenses increased by 20.46% to RMB1,419 million from the same period of the previous year, mainly as a result of increased expenses of routine management.

6.	Depreciation and amortization expenses increased by 2.70% to RMB6,468 million from the same period of the previous year, mainly as a result of fleet expansion.

030

Management Discussion and Analysis

IV.	CASH FLOW ANALYSIS

Net cash generated from operating activities decreased by 12.25% from the same period of the previous year to RMB7,119 million, mainly due to the increase of trade receivables.

Net cash used in investing activities increased by 137.47% from the same period of the previous year to RMB2,928 million, mainly due to the increase of payment for addition of property, plant and equipment, lease prepayment and other assets.

Net cash used in financing activities decreased by 23.34% from the same period of the previous year to RMB4,069 million, mainly due to the decrease in repayment of the loan.

V.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 30 June 2017, the Group’s current liabilities exceeded its current assets by RMB46,999 million, which includes borrowings, and obligations under finance leases repayable within one year totaling RMB29,970 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external financing to meet its committed future capital expenditures. In preparing the interim financial report, the Directors have considered the Group’s sources of liquidity and believe that adequate funding is available to fulfill the Group’s short term obligations and capital expenditure requirements.

As at 30 June 2017, the Group’s borrowings totaled RMB46,399 million, representing an increase of RMB895 million from RMB45,504 million as at 31 December 2016. The borrowings were mainly denominated in US dollars and RMB, with 53% of the total balance being fixed interest rate borrowings. Of such borrowings, RMB22,473 million, RMB6,794 million, RMB7,397 million, RMB8,061 million, and RMB1,674 million will be repayable in the twelve months ending 30 June 2018, 2019, 2020, 2021, 2022 and thereafter, respectively. As at 30 June 2017, cash and cash equivalents and pledged bank deposits of the Group totaled RMB4,391 million, an increase of RMB104 million from RMB4,287 million as at 31 December 2016. Of the total balance, 28% was denominated in foreign currencies.

As at 30 June 2017, total equity attributable to equity shareholders of the Company amounted to RMB45,355 million, representing an increase of RMB1,899 million from RMB43,456 million as at 31 December 2016, mainly due to the net profit netted off by declaration of cash dividend during the reporting period. Total equity as at 30 June 2017 amounted to RMB57,556 million (31 December 2016: RMB54,976 million).

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of Group at 30 June 2017 was 71.79% (31 December 2016: 72.57%).

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Management Discussion and Analysis

VI.	ANALYSIS ON INVESTMENTS

(I)	Major equity investment

On 18 May 2017, the Company entered into the Joint Venture Agreement regarding Guangzhou Nanland Air Catering Company Limited with Hong Kong Sharpland Investments Ltd., Servair S.A and Ginkgo Group Company Limited, pursuant to which the Company made contribution into Guangzhou Nanland Air Catering Co., Ltd. in cash with an amount of RMB76,206,300 and by the equity interests in a subsidiary with a valuation of RMB513,727,300. After the capital contribution, the Company held 70.5% equity interests of Guangzhou Nanland Air Catering Co., Ltd..

(II)	Major non-equity investment

On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S., by which the Company agreed to purchase 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities.

(III)	Financial assets carried at fair value

								Unit: RMB million
						Changes
					Profit and	in owners’
				Carrying	loss for	equity
		Initial	Equity	value at	the	during the
		Investment	ownership	the end of	reporting	reporting	Accounting	Sources of
Stock code	Abbreviation	cost	(%)	the period	period	period	item	the shares
000099	CITIC Offshore Helicopter	9	0.48	33	/	(1)	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	58	/	4	Available-for-sale financial assets	Purchase
00696	TravelSky Tech	33	2.25	411	15	/	Available-for-sale financial assets	Establish
Total		58	/	502	15	3

VII.	MAJOR ASSETS AND SHAREHOLDING DISPOSAL

During the reporting period, there were no major assets and shareholding disposal by the Company.

032

Management Discussion and Analysis

VIII.	ANALYSIS ON MAJOR CONTROLLING COMPANIES AND JOINT STOCK COMPANIES

(I)	Main operational information of the six civil aviation subsidiaries of the Group:

		Contribution		Contribution
		to the		to the		Contribution		Contribution
	Number of	Group’s		Group’s		to the		to the
	passengers	passengers	Cargo and	cargo and		Group’s		Group’s
	carried	carried	mail carried	mail carried	RTK	RTK	RPK	RPK
Name	(thousand)	(%)	(tonne)	(%)	(million)	(%)	(million)	(%)
Xiamen Airlines	14,963.54	24.7	124,664.4	15.4	2,336.29	17.8	23,543.40	21.3
Shantou Airlines	1,513.57	2.5	9,157.6	1.1	175.83	1.3	1,857.90	1.7
Zhuhai Airlines	939.26	1.6	7,360.7	0.9	141.23	1.1	1,474.78	1.3
Guizhou Airlines	1,635.17	2.7	12,680.4	1.6	244.56	1.9	2,551.20	2.3
Chongqing Airlines	1,498.32	2.5	9,473.0	1.2	186.30	1.4	1,971.53	1.8
Henan Airlines	2,424.95	4.0	21,427.7	2.6	333.08	2.5	3,424.82	3.1

Note:	The operational information of Xiamen Airlines includes operational information of its subsidiary Hebei Airlines and Jiangxi Airlines.

(II)	Information of Subsidiaries

(1)	Xiamen Airlines

Xiamen Airlines was established on August 1984 with registered capital of RMB8 billion. The legal representative is Che Shang Lun. The Company holds 55% of the shares in Xiamen Airlines; Xiamen Jianfa Group Co., Ltd. and Fujian Investment Group Co., Ltd. also hold 34% and 11% in Xiamen Airlines, respectively.

As at 30 June 2017, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) had a fleet of 172 aircraft. During the reporting period, Xiamen Airlines (including Hebei Airlines and Jiangxi Airlines) completed 2,336 million revenue tonne kilometers, representing an increase of 25.3% as compared to the same period of the previous year. Xiamen Airlines carried 1,4964,000 passengers and 125,000 tonnes of cargos, representing an increase of 17.7% and an increase of 12.4%, respectively as compared to the same period of the previous year. The average passenger load factor was 79.6%, representing an increase of 4.4 percentage points as compared to the same period of the previous year. The average load factor was 67.2%, representing an increase of 3.6 percentage points as compared to the same period of the previous year.

During the reporting period, Xiamen Airlines earned operating revenue of RMB12,313 million, representing an increase of 20.59% as compared to the same period of the previous year; the operating cost of RMB11,994 million, representing an increase of 26.23% as compared to the same period of the previous year; and net profit of RMB781 million, representing an increase of 4.27% as compared to the same period of the previous year. As at 30 June 2017, Xiamen Airlines’ total assets amounted to RMB42,954 million, and net assets amounted to RMB17,423 million.

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Management Discussion and Analysis

(2)	Shantou Airlines

Shantou Airlines was established in July 1993 with registered capital of RMB0.28 billion. The legal representative is Xiao Li Xin. The Company holds 60% of the shares in Shantou Airlines; Shantou Aviation Investment Co., Ltd. holds 40% of the shares in Shantou Airlines.

As at 30 June 2017, Shantou Airlines had a fleet of 14 aircraft. During the reporting period, Shantou Airlines completed 175.8 million revenue tonne kilometers, representing an increase of 6.1% as compared to the same period of the previous year. Shantou Airlines carried 1,513,600 passengers and 9,157.6 tonnes of cargos, representing an increase of 7.9% and a decrease 9.1%, respectively as compared to the same period of the previous year. The average passenger load factor was 80.6%, representing an increase of 2.0 percentage points as compared to the same period of the previous year. The average load factor was 70.6%, representing a decrease of 0.6 percentage point as compared to the same period of the previous year.

(3)	Zhuhai Airlines

Zhuhai Airlines was established in May 1995 with registered capital of RMB0.25 billion. The legal representative is Wang Zhi Xue. The Company holds 60% of the shares in Zhuhai Airlines; Zhuhai Stated-owned Asset Supervision and Administration Commission holds 40% of the shares in Zhuhai Airlines.

As at 30 June 2017, Zhuhai Airlines had a fleet of 10 aircraft. During the reporting period, Zhuhai Airlines completed 140 million revenue tonne kilometers, representing an increase of 11.56% as compared to the same period of the previous year. Zhuhai Airlines carried 939,000 passengers and 7,000 tonnes of cargos, representing an increase of 13.7% and an increase of 8.0%, respectively as compared to the same period of the previous year. The average passenger load factor was 82.3%, representing an increase of 3.7 percentage points as compared to the same period of the previous year. The average load factor was 74.9%, representing an increase of 3.5 percentage points as compared to the same period of the previous year.

(4)	Guizhou Airlines

Guizhou Airlines was established in June 1998 with registered capital of RMB0.65 billion. The legal representative is Yi Hong Lei. The Company holds 60% of the shares in Guizhou Airlines; Guizhou Industrial Investment (Group) Co., Ltd. holds 40% of the shares in Guizhou Airlines.

As at 30 June 2017, Guizhou Airlines had a fleet of 18 aircraft. During the reporting period, Guizhou Airlines completed 240 million revenue tonne kilometers, representing an increase of 11.7% as compared to the same period of the previous year. Guizhou Airlines carried 1,635,000 passengers and 13,000 tonnes of cargos, representing an increase of 10.6% and a decrease of 5.4%, respectively as compared to the same period of the previous year. The average passenger load factor was 81.7%, representing an increase of 2.7 percentage points as compared to the same period of the previous year. The average load factor was 73.4%, representing an increase of 1.7 percentage points as compared to the same period of the previous year.

034

Management Discussion and Analysis

(5)	Chongqing Airlines

Chongqing Airlines was established in May 2007 with registered capital of RMB1.2 billion. The legal representative is Liu De Jun. The Company holds 60% of the shares in Chongqing Airlines; Chongqing City Transportation Development & Investment Group Company Limited holds 40% of the shares in Chongqing Airlines.

As at 30 June 2017, Chongqing Airlines had a fleet of 17 aircraft. During the reporting period, Chongqing Airlines completed 190 million revenue tonne kilometers, representing an increase of 9.1% as compared to the same period of the previous year. Chongqing Airlines carried 1,498,000 passengers, representing an increase of 8.0% as compared to the same period of the previous year. Chongqing Airlines carried 9,000 tonnes of cargos, representing a decrease of 2.6% as compared to the same period of the previous year. The average passenger load factor was 83.7%, representing a decrease of 0.4 percentage point as compared to the same period of the previous year. The average load factor was 73.2%, representing a decrease of 1.3 percentage points as compared to the same period of the previous year.

(6)	Henan Airlines

Henan Airlines was established in September 2013 with registered capital of RMB6 billion. The legal representative is Pei Ai Zhou. The Company holds 60% of the shares in Henan Airlines; Henan Civil Aviation and Investment Co., Ltd. holds 40% of the shares in Henan Airlines.

As at 30 June 2017, Henan Airlines had a fleet of 27 aircraft. During the reporting period, Henan Airlines completed 330 million revenue tonne kilometers, representing an increase of 5.7% as compared to the same period of the previous year. Henan Airlines carried 2,425,000 passengers and 21,000 tonnes of cargos, representing an increase of 4.7% and 5.5%, respectively as compared to the same period of the previous year. The average passenger load factor was 83.8%, representing an increase of 3.2 percentage points as compared to the same period of the previous year. The average load factor was 75.3%, representing an increase of 2.3 percentage points as compared to the same period of the previous year.

(III)	Information of other major joint stock companies

			Registered	Proportion of shares held
			capital	at the investee companies
Name of investee companies		Nature of business	(note)	(%)
				Direct	Indirect
1.	Joint Venture
	Guangzhou Aircraft Maintenance Engineering Co., Ltd.	Aircraft repair and maintenance services	USD65,000,000	50	/
	Zhuhai Xiang Yi Aviation Technology Company Limited	Flight simulation services	USD58,444,760	51	/
2.	Associates
	Finance Company	Financial services	1,072,927,000	25.3	8.7
	Sichuan Airlines	Air transportation	1,000,000,000	39	/
	SACM	Advertising agency services	200,000,000	40	/
	Xinjiang Civil Aviation Property Management Limited	Property management	304,415,600	42.8	/

Note:	Expressed in Renminbi unless otherwise indicated.

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Management Discussion and Analysis

IX.	RISK FACTORS ANALYSIS

(I)	Macro environment risks

Risks of fluctuation in macro economy

The degree of prosperity of the civil aviation industry is closely linked to the status of the development of the domestic and international macro economy. Macro economy has a direct impact on the economic activities, the disposable income of the residents and the import and export trade volume, which in turn affects the demand of the air passenger and air cargo, and further affects the business and operating results of the Group.

Risks of macro policies

Macroeconomic policies made by the government, in particular the adjustment in the cyclical macro policies, including credit, interest rate, exchange rate and fiscal expenditure, have a direct or indirect impact on the air transport industry. In addition, the establishment of the new airlines, the opening of aviation rights, routes, fuel surcharges, air ticket fares and other aspects are regulated by the government, and the fuel surcharges pricing mechanism is also provided by the government. The changes in the relevant policies will have a potential impact on the operating results and the future development of the business of the Company.

(II)	Industry risks

Risks of intensifying competition in the industry

With the gradual opening of the domestic civil aviation market, the competition in the scale, flights, prices, service and other aspects among three domestic big airlines, small and medium airlines and foreign airlines has been intensifying, which poses tough challenges to our operation model and management level. As for the domestic routes, the Company faces the competition from the low-cost airlines. As for the Hong Kong, Macau, Taiwan and international routes, the Company faces the competition from a number of powerful and advanced foreign airlines. The foreign airlines have certain advantages in the operation management and customer resources, which brings certain unfavourable effect on the market share and profitability of the Company.

Risks of competition from other modes of transportation

There are certain substitutability in short to medium range routes transportation among air transport, railway transport and road transportation. With the roll-out of CRH trains, the construction of the national high speed rails network and the improving inter-city expressways network, the competition and substitution of railway transport and road transportation with relatively inexpensive cost poses certain competitive pressure on the development of the air transport business of the Company.

Other force majeure and unforeseen risks

The aviation industry is subject to a significant impact from the external environment, and the natural disasters, including earthquake, typhoon, and tsunami, abrupt public health incidents as well as terrorist attacks, international political turmoil and other factors will affect the normal operation of the airlines, thus bringing unfavourable effect to the results and long-term development of the Company.

(III)	Risks of the Company management

Safety risks

Flight safety is the prerequisite and foundation for the normal operation of the airlines. Adverse weather, mechanical failure, human error, aircraft defects as well as other force majeure incidents may have effect on the flight safety. With big size of aircraft fleet and more cross-location, overnight and international operations, the Company was confronted with certain challenges in its safety operation. In case of any flight accident, it will have an adverse effect on the normal production and operation and reputation of the Company.

Risks of high capital expenditure

The major capital expenditure of the Company is to purchase aircraft. In recent years, the Company has been optimizing the fleet structure and reducing the operational cost through introducing more advanced models, dispose obsolete models and streamlining the number of models. Due to the high fixed costs for the operation of aircraft, if the operation condition of the Company suffered from a severe downturn, it may lead to the significant drop in the operating profit, financial distress and other problems.

036

Management Discussion and Analysis

(IV)	Financial risks of the Company

Foreign currency risk

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre. Substantially all of the Group’s obligations under finance leases, certain bank and other loans and operating lease commitments are denominated in foreign currencies, principally US dollars, Euro and Japanese Yen. Depreciation or appreciation of RMB against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

Jet fuel price risk

The fuel cost is the most major cost and expenditure for the Company. Both the fluctuation in the international crude oil prices and the adjustment of domestic fuel prices by the National Development and Reform Commission has big impact on the profit of the Company. Although the Company has adopted various fuel saving measures to control the unit fuel cost and decrease the fuel consumption volume, if there is significant fluctuations in the international oil prices, the operating performance of the Company may be significantly affected.

In addition, the Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations of domestic jet fuel prices. However, according to a “Notice on Questions about Establishing Linked Pricing Mechanism for Fuel Surcharges of Domestic Routes and Jet Fuel” jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, airlines may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The linked pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

X.	MATERIAL CHANGES TO MAJOR ASSETS OF THE COMPANY DURING THE REPORTING PERIOD

During the reporting period, the Group introduced 28 aircraft (including 15 under operating lease and 13 under finance lease), disposed 13 aircraft (including 3 under operating lease and 10 purchased) and purchased 21 aircraft which were under finance lease. As at the end of the reporting period, the number of aircraft of the Group has reached 717, representing a net increase of 15 from the end of the previous year. During the reporting period, due to the increase of aircraft under finance lease and purchased, fixed assets of the Group increased by RMB5,927 million.

China Southern Airlines Company Limited Interim Report 2017    037

038

Time Place
17:00 Airport Passenger Terminal

Corporate Governance

China Southern Airlines Company Limited Interim Report 2017    039

Significant Events

I.	General Meetings

During the reporting period, the Company held 1 general meeting, details of which are set out as follows:

On 30 June 2017, the Company held 2016 annual general meeting, at which the following 9 resolutions were considered and approved:

1.	To consider and approve the Report of Directors of the Company for the year 2016;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2016;

3.	To consider and approve the audited consolidated financial statements of the Company for the year 2016;

4.	To consider and approve the profit distribution proposal of the Company for the year 2016;

5.	To consider and approve to appoint the external auditors and authorize the Board to determine their remuneration;

6.	To consider and approve to authorize Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively;

7.	To consider and approve the authorisation to the Board to issue shares under the general mandate;

8.	To consider and approve the authorisation to the Board to issue the debt financing instruments under the general mandate;

9.	To consider and approve the Aircraft Finance Lease Framework Agreement for the Second Half of 2017 entered into between the Company and CSA International Finance Leasing Co., Ltd..

All the above-mentioned resolutions have been passed by the shareholders by poll at the general meeting. For details, please refer to the Announcement on Poll Result of 2016 Annual General Meeting of China Southern Airlines Company Limited published on China Securities Journal, Shanghai Securities News, Securities Times and the website of SSE on 1 July 2017.

II.	Proposals for Profit Distribution or the Transfer of Capital Reserve to Share Capital

The profit distribution proposal of the Company for the year 2016 was considered and approved by the shareholders at the 2016 annual general meeting of the Company held on 30 June 2017. Based on the total share capital of 9,817,567,000 shares, the Company proposed to pay a cash dividend of RMB0.1 per share (inclusive of applicable tax) to all the shareholders. The cash dividend was paid in RMB to holders of A shares and in HKD to holders of H shares. Currently, the payment of the cash dividend has been completed. No interim dividend for the year of 2017 was distributed by the Company, and there was no issue of shares by way of conversion of capital reserve.

III.	Material Litigations, Arbitrations and Media Allegations

During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations.

040

Significant Events

IV.	Bankruptcy or restructuring events

During the reporting period, the Company was not involved in any bankruptcy or restructuring events.

V.	Equity Incentive Plan

During the reporting period, the Company did not implement nor had an on-going equity incentive plan.

VI.	Material Connected Transactions

(I)	Connected transactions related to daily operation

During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows:

1.	On 11 November 2008, the Company and SACM entered into Intangible Assets Franchise Agreement. For details, please refer to H Share Announcement of Company published on the website of the SSE on 12 November 2008.

2.	On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and Zhuhai MTU entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 29 September 2009.

3.	On 29 December 2014, the Company renewed the Property Management Framework Agreement with China Southern Airlines Group Property Management Company Limited. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 30 December 2014.

4.	On 29 December 2014, the Company renewed the Property Lease Agreement with CSAHC. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 30 December 2014.

5.	On 30 December 2015, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the H Share Announcement of Company published on the website of the SSE on 31 December 2015.

China Southern Airlines Company Limited Interim Report 2017    041

Significant Events

6.	On 30 December 2015, the Company renewed the Catering Services Framework Agreement with SACC. For details, please refer to the H Share Announcement of the Company published on the website of the SSE on 31 December 2015.

7.	On 29 August 2016, the Company and the Finance Company entered into the Financial Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 30 August 2016.

8.	On 16 December 2016, the Company and GSC entered into the Supplemental Agreement to Passenger and Cargo Sales Agency Services Framework Agreement and the Passenger and Cargo Sales and Ground Services Framework Agreement. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016.

9.	On 16 December 2016, the Company entered into the Property and Land Lease Framework Agreement with CSAHC. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 17 December 2016.

10.	On 27 April 2017, the Company entered into the Aircraft Finance Lease Agreement with Guangzhou Nansha CSA Tianru Leasing Co., Ltd.. For details, please refer to the Announcement on Connected Transaction in Respect of Aircraft Finance Lease of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 April 2017.

11.	On 26 May 2017, the Company entered into the Aircraft Finance Lease Framework Agreement for the Second Half of 2017 with CSA International Finance Leasing Co., Ltd.. For details, please refer to the Announcement of the Daily Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 May 2017.

The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and the shareholders as a whole.

042

Significant Events

During the reporting period, the connected transactions of the Company entered into are as follows:

		Unit: RMB million
	Incurred amount	Annual cap
	from January to	for the year
Transaction	June 2017	2017
Financial service (balance of deposit)	3,530		8,000
Financial service (balance of borrowings)	0		8,000
Financial service (finance lease)	364	USD	1,309,100,000 (Note)
Engine maintenance	604		2,600
Media resources services	36		119
Assets leasing	93		218
Air catering services	69		175
Passenger and cargo sales agency services	68		270
Property management	34		96

Note:	The above amount represents the aggregate of the total rental and commission charges for the aircraft in operation under finance lease incurred during the lease term.

(II)	Amounts due to or from connected parties (matters that have not been disclosed in any announcement)

Unit: RMB million
Funds provided to the listed company
		Funds provided to connected parties			by connected parties
		Balance			Balance	Newly
		at the		Balance	at the	Incurred		Balance
		beginning		at the end	beginning	amount	Repayment	at the end
	Connected	of the	Incurred	of the	of the	during the	during the	of the
Connected parties	relationship	period	amount	period	period	period	period	period
CSAHC	Controlling shareholder	0	0	0	105	105	(105)	105

Reasons for connected debts and liabilities	CSAHC provided entrusted loan to the Company.

Settlement of the connected debts and liabilities	On 28 April 2017, an unsecured entrusted loan of RMB105 million and its interest was repaid by the
Company. On 28 April 2017, the Company was provide with an unsecured entrusted loan of RMB105 million
Undertakings in relation to the connected debts and liabilities	Nil
Effect of the connected debts and liabilities on operating results and financial position of the Company	There was insignificant impact to Company’s operating results and financial position in the first half of 2017 as the amount of such loan was relatively small.

(III)	Other material connected transactions

On 26 June 2017, the following agreements were considered and approved at the 15th meeting of the 7th session of the Board of the Company: the Subscription Agreement in respect of Subscription of A Shares of China Southern Airlines Company Limited by way of Non-public Issuance entered into between the Company and CSAHC and the Subscription Agreement in respect of Subscription of H Shares of China Southern Airlines Company Limited by way of Non-public Issuance entered into between the Company and Nan Lung Holding Limited (“Nan Lung”). For details, please refer to the Announcement on the Connected Transactions in respect of A Shares and H Shares by way of Non-public Issuance of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 June 2017.

China Southern Airlines Company Limited Interim Report 2017    043

Significant Events

VII.	Major Contracts

(I)	Trust, sub-contracting and lease

1.	Trust

During the reporting period, the Company did not enter into any trust arrangement.

2.	Contract

During the reporting period, the Company did not enter into any sub-contracting arrangement.

3.	Lease

Save for the connected transactions disclosed above and the lease of certain land parcels and properties of CSAHC by the Company as a leasee, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2017, there were 256 and 196 aircraft in operation under operation lease and under finance lease, respectively.

(II)	Guarantee

1.	Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, its subsidiaries, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 Annual General Meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 Annual General Meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year.

In accordance with the authorization granted at the general meeting, the Board of Directors of the Company passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and agreed to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

044

Significant Events

As at 30 June 2017, the banks have granted a loan to certain trainee pilots, of which RMB383 million has been guaranteed by the Group, in which RMB35 million has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots have already quitted the training program as they failed to complete the training program or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Company fulfilled its joint liability guarantee obligation for such trainee pilots, the aggregate amount of which was RMB4 million, and the aggregate amount of Xiamen Airlines was RMB0. The Group has also tried its best to actively to recover the relevant outstanding bank loans and the accrued interests through various ways.

2.	In order to broaden financing channels and reduce financing costs of Hebei Airlines, on 17 February 2017, Xiamen Airlines provided guarantees to Hebei Airlines with a balance up to USD55 million in accordance with the authority granted by the Board and the 2015 annual general meeting of the Company. For details, please refer to the Announcement on Provision of Guarantees for Hebei Airlines Company Limited by Xiamen Airlines Company Limited of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 17 February 2017. On 5 May 2017, the Board of the Company reviewed and approved to authorize Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively, which was submitted to the general meeting of the Company for consideration. On 30 June 2017, the resolution was passed at the 2016 annual general meeting. On 14 August 2017, Xiamen Airlines provided joint and several liability guarantees to Hebei Airlines with a balance up to USD240 million in accordance with the authority granted by the Board and the 2016 annual general meeting of the Company. For details, please refer to the Announcement on Provision of Guarantees for Hebei Airlines Company Limited by Xiamen Airlines Company Limited of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange on 15 August 2017.

As at the end of the reporting period, the balance of guarantees provided by Xiamen Airlines to Hebei Airlines and Jiangxi Airlines were RMB1,173 million and RMB0, respectively.

3.	On 29 December 2015, in order to reduce aircraft leasing costs, the Board considered and approved to: (1) increase 10 aircrafts with SPV as sub-leasing model and allow No.1 SPV to be the first tenant and sub-lessor of the 10 aircrafts; and (2) provide external guarantees for No.1 SPV with total guarantee amount not exceeding USD115,435,900. On 7 April 2017, the Board of the Company considered and approved to: (1) increase 2 aircrafts with SPV as sub-leasing model and allow No.3 SPV to be the first tenant and sub-lessor of the 2 aircrafts with total guarantee amount not exceeding USD89,840,000; and (2) increase 5 engines with SPV as sub-leasing model and allow No.4 SPV to be the first tenant and sub-lessor of the 5 engines, while the Company would provide guarantees for No.4 SPV with total guarantee amount not exceeding USD16,800,000. On 25 April 2017, the Board considered and approved to: (1) increase 8 A321NEO aircrafts with SPV as subleasing model and allow No.9 SPV to be the first tenant and sub-lessor of the 8 aircrafts; and (2) the Company would provide guarantees for No.9 SPV with total guarantee amount not exceeding USD621,620,000. On 21 August 2017, the Board of the Company considered and approved to: (1) provide guarantees for the five wholly-owned SPVs: provide guarantees for No.2 SPV with an accumulated amount not exceeding USD77.48 million; provide guarantees for No.5 SPV with an accumulated amount not exceeding USD58.36 million; provide guarantees for No.6 SPV with an accumulated amount not exceeding USD35.49 million; provide guarantees for No.7 SPV with an accumulated amount not exceeding USD35.53 million; and provide guarantees for No.8 SPV with an accumulated amount not exceeding USD35.65 million; and (2) authorize the general manager of the finance department of the Company to sign the relevant opinion memorandum, legal contracts and guarantee papers.

As at the end of the reporting period, the Company provided the SPV with total guarantee of USD165.62 million.

China Southern Airlines Company Limited Interim Report 2017    045

Significant Events

(III)	Aircraft acquisition and disposal contracts

On 26 April 2017, the Company entered into the Purchase Contract for 20 A350-900 Aircraft with Airbus S.A.S., by which the Company agreed to purchase 20 A350-900 aircraft from Airbus S.A.S.. The transaction shall take effect after approvals are obtained from the relevant government authorities.

VIII.	Underta1king

Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow:

(I)	Undertaking Related to Share Reform

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been strictly performed.

(II)	Other Undertaking

1.	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been strictly performed.

2.	CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been strictly performed.

3.	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the costs and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. Due to such kind of change of ownership title requires compliance with the state and local laws and regulations, and a series of formalities in relation to the government approval is required to be attended to, CSAHC has been actively communicating with the government. However, as at the end of the reporting period, such undertakings are still in the course of being implemented. The performance period of this undertaking is up to 31 December 2019.

046

Significant Events

4.	The relevant undertakings under the Financial Services Framework Agreement between the Company and Finance Company: (1) Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; (2) the operations of Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from Finance Company of the Company are definitely secure. In future, Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decisionmaking process of the Company; and (4) CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been strictly performed.

5.	On 8 July 2015, the Company received an undertaking letter from CSAHC, the controlling shareholder of the Company, details of which are set out as follows:

Given the recent abnormal fluctuation of the stock market and based on its confidence in the development prospects of the Company as well as the recognition of the values of the Company, CSAHC makes the following undertakings so as to facilitate the sustainable healthy development of the Company and safeguard the interests of the investors of the Company: (1) CSAHC will not reduce its shareholding in the Company during the abnormal fluctuation of the stock market; (2) CSAHC will take measures to increase its shareholding in the Company in line with market conditions in due course as permitted by relevant laws and regulations; and (3) CSAHC will continuously extend its support to the operational development of the Company, with an aim to assist the Company in improving operational results and maximizing investor returns of the Company. It’s a long-term undertaking, and it has been strictly performed.

IX.	Appointment and Dismissal of Auditors

At the 14th meeting of the 7th session of the Board of the Company held on 30 March 2017, the Company considered and approved the appointment of KPMG Huazhen LLP to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control for the year 2017 and KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2017.

On 30 June 2017, the Company considered and passed the above-mentioned resolution at 2016 annual general meeting, and authorized the Board to determine their remuneration.

X.	Penalty on and Rectification on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company

During the reporting period, the Company did not have the above situation.

China Southern Airlines Company Limited Interim Report 2017    047

Significant Events

XI.	Description of the Commercial Credibility of the Company and its Controlling Shareholders during the Reporting Period

The Company and CSAHC, the controlling shareholder, had good commercial credibility.

XII.	Convertible Corporate Bonds

During the reporting period, the Company had no convertible corporate bonds.

XIII.	Poverty Alleviation Activities of the Listed Company

Plan for targeted poverty alleviation

During the reporting period, the Company has further strengthened the management of the poverty alleviation activities by improving the working mechanism and clearly defining responsibilities of each member. By adhering to the strategy of targeted poverty alleviation and elimination, we have constantly increased efforts for fixed-point poverty alleviation, enhanced safeguards for cadres who participate in the poverty alleviation, and offered greater support for poverty-stricken regions such as Pishan County and Moyu County in Xinjiang. In the coming years, the Company will continue to leverage on its own advantages to carry out poverty alleviation programs with its own characteristics. We will fully play the role of supervisor and adviser in assisting the local governments of the poverty-stricken regions to fulfill their duties as the leaders in poverty elimination. Furthermore, we will take a variety of measures to improve the efficiency of poverty alleviation programs, in an effort to maximize the benefits of poverty alleviation funds.

Summary of targeted poverty alleviation

Following the national policies and requirements for poverty alleviation and development, the Company sticks to the strategy of targeted poverty alleviation and elimination. Focusing on the actual needs of the poverty-stricken people, we launch programs targeting at the grassroots level to offer direct support to the people in difficulties.

(1)	Promotion of industrial development

The Company helps poor villages develop industries with distinctive local features after in-depth survey, transiting from offering them direct financial support to nurturing their ability to create value, so as to help them get rid of poverty through industrial development. For example, the Company invested to build a pitaya plantation base to create jobs for local villagers in Wengang Village, Lianmai Town, Huaiji County, Guangdong Province. The Company also built a “Green Express” channel for distribution of agricultural by-products and a WeChat sales channel called “Sunshine Garden” in Fuchong Village, Hengche Town, Qichun County, Huanggang City, Hubei Province, through which the green agricultural products are delivered to the staff canteens of the Company, thus solving the problem regarding the distribution of local agricultural products.

(2)	Improvement of education

The Company always pays attention to the adolescent education in poverty-stricken regions. We aim to enhance their ability for self-development by increasing investments to improve local education. In Luoshan Village, Lianshan Town, Fuchuan County, Guangxi Province, the Company invested to pave the roads surrounding the village committee primary school, making it easier for the kids to get to school. Besides, the Company offered long-term assistance and support to local poverty-stricken students by the means of subsidizing, giving rewards and pair support in Fuchong Village, Hengche Town, Qichun County, Huanggang City, Hubei Province.

(3)	Provision of aid and care

The Company pays special attention to those who fall into poverty owing to illness or disasters. We invested more to offer aid and care to people in need. For instance, we donated RMB2 million to the program called “Standing together in times of Trouble”, which is established to offer financial support to those in difficulties suffering from extremely serious diseases in Moyu County, Xinjiang, with a view to effectively containing and reducing the situations of falling into poverty or returning to poverty due to illness.

048

Significant Events

(4)	Improvement of infrastructure

The Company increased investment to improve the infrastructure in poverty-stricken regions, so as to improve their living standard and self-development ability. In Sunjia Village, Guojia Town, Xingcheng City, Liaoning Province, the Company dug four wells to guarantee the production and life needs of the local people. Moreover, the Company invested RMB2 million to build five bridges in Pixina Village, Pishan County, Xinjiang for improvement of local traffic, and promoted courtyard economic development by helping local villagers construct plantation and cultivation infrastructure.

Table of Poverty Alleviation Activities

		Unit: RMB Ten Thousand
Indicator		Amount & Progress
I.	General
Including: capital		554.18
II.	Itemized Input
	1. Infrastructure (water, electricity, road, gas and housing)	268.16
	2. Improvement of education
	Of which: financial support for poor students	5.1
	Number of poor students subsidized	41
	3. Disaster relief	200.92
	4. Investment for promotion of industrial development	80

III.	Awards (detail & level)

On 21 February 2017, the Company was awarded the title of Fixed-Point Poverty Alleviation Model of Liaoning Province, and Yu Changsheng, the Company’s employee, was awarded the title of Outstanding Individual of Fixed-Point Poverty Alleviation of Liaoning Province.

Follow-up plan for targeted poverty alleviation

In the future, the Company will continue to increase the capital investment in poverty alleviation. Focusing on the requirements of targeted poverty alleviation and elimination, and continuing to leverage on its own advantages, we will continue to push forward poverty alleviation through promotion of industrial development, improvement of education, provision of aid and care as well as improvement of infrastructure, with an aim to enhance the local economic level of the poverty-stricken regions.

XIV.	Purchase, Sale or Redemption of Shares

During the six months ended 30 June 2017, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

China Southern Airlines Company Limited Interim Report 2017    049

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

I.	Change in Share Capital

(I)	Changes in Shareholdings

						Unit: Share
			Increase/(decrease)
	31 December 2016		during January to June 2017		30 June 2017
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Shares	(%)	Shares	(%)	Shares	(%)
I. Shares subject to restrictions on sales	0	0	0	0	0	0
II. Shares not subject to restrictions on sales
1. RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
2. Foreign listed shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
Total	9,817,567,000	100	0	0	9,817,567,000	100
III. Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

(II)	Description of change in shares

During the reporting period, there were no changes in the total number of shares and share structure of the Company.

(III)	Other information considered to be discloseable by the Company or required to be disclosed by the securities regulatory authorities

On 27 March 2017, the Company convened the extraordinary meeting of the 7th session of the Board, at which the Board considered and unanimously approved the Resolution on the Exercise by the Company of the General Mandated Granted at the General Meeting to Issue H Shares by way of Non-public Issuance, which allowed the Company to issue 270,606,272 H shares to American Airlines. For details, please refer to the Announcement on Issue of H Shares to American Airlines by the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 28 March 2017.

On 26 June 2017, the Company considered and approved 13 resolutions including the Resolution on Satisfaction of Conditions for Non-public Issuance of A Shares by the Company, the Resolution on Non-public Issuance of A Shares and Non-public Issuance of H Shares by the Company, the Resolution on Non-public Issuance of A Shares by the Company and the Resolution on the Connected Transactions in respect of Non-public Issuance of A Shares and Non-public Issuance of H Shares. The Company proposed to issue A shares by way of non-public issuance to no more than 10 specified investors including CSAHC, and to issue H shares by way of non-public issuance to Nan Long Holdings Limited (or other specified wholly-owned subsidiaries of CSAHC). For details, please refer to the relevant announcement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 27 June 2017.

On 10 August 2017, the Company completed to issue 270,606,272 H Shares to American Airlines according to the Subscription Agreement with the issue price of HK$5.74 and the nominal value of RMB1 per share. Meanwhile, the Company has completed the share subscription and closing matters. Upon the completion of the H share issuance, the issued H shares of the Company has increased from 2,794,917,000 shares to 3,065,523,272 shares, and the total issued A shares and H shares of the Company has increased from 9,817,567,000 shares to 10,088,173,272 shares. For details, please refer to the Announcement on the Completion of Issuance of H Shares to American Airlines by the Company published on China Securities Journal, Shanghai Securities News and Securities Times and the website of the SSE on 11 August 2017.

050

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

II.	Particulars of Shareholders

(I)	Number of shareholders

As at the end of the reporting period, total number of ordinary shareholders of the Company was 214,301.

(II)	Particulars of shareholdings

1.	Particulars of the top ten shareholders

						Unit: Share
		Increase/	Number of	Shareholding	Number of
		(decrease)	shares held	percentage	shares	Number of
		during the	at the end	at the end	subject to	shares
		reporting	of reporting	of reporting	trading	pledged
Name of the shareholder	Capacity	period	period	period	restrictions	or frozen
CSAHC	State-owned legal entity	0	4,039,228,665	41.14	0	None
HKSCC (Nominees) Limited	Overseas legal entity	(211,000)	1,749,248,988	17.82	0	Unknown
Nan Lung Holding Limited	Stated-owned legal entity	0	1,033,650,000	10.53	0	None
China Securities Finance Corporation Limited	Stated-owned legal entity	119,766,444	387,385,826	3.95	0	Unknown
National Social Security Fund 118	Domestic Non-state- owned legal entity	40,961,611	78,881,516	0.80	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Stated-owned legal entity	(2,290,800)	67,709,200	0.69	0	Unknown
Central Huijin Asset Management Ltd.	Stated-owned legal entity	0	64,510,900	0.66	0	Unknown
China Merchants Bank Co., Ltd.	Domestic Non-state- owned legal entity	26,471,984	51,037,384	0.52	0	Unknown
China National Aviation Holding Company	Stated-owned legal entity	0	49,253,400	0.50	0	Unknown
Taiping Life Insurance Co., Ltd. – Dividend – Group Insurance Dividend	Domestic Non-state- owned legal entity	33,092,181	33,092,181	0.34	0	Unknown

China Southern Airlines Company Limited Interim Report 2017    051

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

2.	Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions

Unit: Share
	Number of tradable shares not
Name of Shareholder	subject to selling restrictions	Type of shares
CSAHC	4,039,228,665	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,749,248,988	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Securities Finance Corporation Limited	387,385,826	RMB-denominated ordinary shares
National Social Security Fund 118	78,881,516	RMB-denominated ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	67,709,200	RMB-denominated ordinary shares
Central Huijin Asset Management Ltd.	64,510,900	RMB-denominated ordinary shares
China Merchants Bank Co., Ltd.	51,037,384	RMB-denominated ordinary shares
China National Aviation Holding Company	49,253,400	RMB-denominated ordinary shares
Taiping Life Insurance Co., Ltd. – Dividend – Group Insurance Dividend	33,092,181	RMB-denominated ordinary shares

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

(III)	Changes of the controlling shareholder or de facto controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

052

Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests

III.	Disclosure of Interests

As at 30 June 2017, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:

						% of the	% of the
					% of the	total issued	total issued
					total issued	H Shares of	share capital of
					A Shares of	the Company	the Company
Name of shareholders	Capacity	Types of Shares	Number of Shares held		the Company	(Note 3)	(Note 3)
CSAHC (Note 1)	Beneficial owner	A Shares	4,039,228,665	(L)	57.52%	/	41.14%
	Interest of controlled corporations	H Shares	1,064,770,000	(L)	/	38.10%	10.85%

		Sub-total	5,103,998,665	(L)	/	/	51.99%

Nan Lung (Note 1)	Beneficial owner	H Shares	1,064,770,000	(L)	/	38.10%	10.85%
	Interest of controlled corporations

American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Shares	270,606,272	(L)	/	9.68%	2.76%

Note:

(1)	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

(2)	American Airlines Group Inc. is deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

(3)	The percentage was calculated according to the total issued H Shares and the total issued share capital of the Company as at 30 June 2017.

Save as disclosed above, as at 30 June 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

China Southern Airlines Company Limited Interim Report 2017    053

Directors, Supervisors, Senior Management and Employees

I.	Interests of the Directors and Supervisors in the Equity of the Company

As at 30 June 2017, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules.

II.	Changes in the Shareholding of Directors, Supervisors and Senior Management

During the reporting period, there were no changes in shareholding of current Directors, Supervisors and senior management of the Company or the Directors, Supervisors and senior management of the Company who resigned during the reporting period.

During the reporting period, no share incentives were granted to the Directors, Supervisors and senior management of the Company.

III.	Changes in Directors, Supervisors and Senior Management

During the reporting period, the changes in Directors, Supervisors and senior management were as follows:

Name	Position	Change
Zhang Zheng Rong	Chief Operation Officer	Appointment
Yang Ben Sen	Chief Pilot	Appointment
Wang Zhi Xue	Chief Pilot	Dismissal
Guo Jian Ye	Chief Customer Officer	Appointment

054

Directors, Supervisors, Senior Management and Employees

IV.	Changes of information of Directors and Supervisors under Rule 13.51B(1) of Listing Rules

Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2016 Annual Report:

1.	Mr. Yuan Xin An, the Company’s non-executive Director, has ceased to serve as the chairman of Shenzhen Air Catering Company Limited;

2.	Ms. Yang Li Hua, the Company’s non-executive Director, has ceased to serve as the chairman of Southern Airlines Culture and Media Company Limited;

3.	Mr. Ning Xiang Dong, the Company’s independent non-executive Director, has ceased to serve as the independent directors of Aerospace Hi-Tech Holding Group Company Limited and Yango Group Company Limited;

4.	Mr. Li Jia Shi, the Company’s Supervisor, has ceased to serve as the vice chairman of Southern Airlines Culture and Media Company Limited;

5.	Ms. Zhang Wei, the Company’s Supervisor, has ceased to serve as the chairman of the supervisory committee of MTU Maintenance Zhuhai Co., Ltd.; and

6.	Ms. Yang Yi Hua, the Company’s Supervisor, has ceased to serve as the supervisor of Guangzhou Southern Airlines Supervision of Construction Company Limited.

Save as disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

V.	Employees

As at 30 June 2017, the Group had an aggregate of 92,178 employees (30 June 2016: 89,539). The wages of the Group’s employees consist of basic salaries and bonuses.

China Southern Airlines Company Limited Interim Report 2017    055

Corporate Bond

I.	BASIC INFORMATION OF CORPORATE BONDS

Unit: RMB million

					Outstanding		Payment of
					balance	Interest	principal and
Name of bonds	Abbreviation	Code	Issue date	Maturity date	of bonds	rate	interest	Trading floor
Corporate bonds	15 China Southern Airlines 01	136053	20 November 2015	20 November 2020	3,000	3.63%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 01	136256	3 March 2016	3 March 2019	5,000	2.97%	Pay interests once a year, pay back principal plus interests when due	SSE
Corporate bonds	16 China Southern Airlines 02	136452	25 May 2016	25 May 2021	5,000	3.12%	Pay interests once a year, pay back principal plus interests when due	SSE

Payment of interest and principal of corporate bonds

On 3 March 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the first tranche, hereinafter referred to as the “First Tranche Bonds”) for the period from 3 March 2016 to 2 March 2017. The coupon rate of the First Tranche Bonds was 2.97%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB29.70 (before tax) will be paid. Individual holders of the bonds will be paid RMB23.76 for every RMB1,000 of bonds (after tax). Interests paid to bond holders who are non-resident enterprise (including QFII, RQFII) were RMB26.73 for every RMB1,000 of the First Tranche Bonds they effectively held (after tax).

On 25 May 2017, the Company settled the interests of 2016 corporate bonds of China Southern Airlines Company Limited (the second tranche, hereinafter referred to as the “Second Tranche Bonds”) for the period from 25 May 2016 to 24 May 2017. The coupon rate of the Second Tranche Bonds was 3.12%. For each lot of bonds with a carrying amount of RMB1,000, interests of RMB31.20 (before tax) will be paid. Individual holders of the bonds will be paid RMB24.96 for every RMB1,000 of bonds (after tax). Interests paid to bond holders who are non-resident enterprise (including QFII, RQFII) were RMB28.08 for every RMB1,000 of the Second Tranche Bonds they effectively held (after tax).

Other information of corporate bonds

Nil.

II.	CONTACT PERSON & INFORMATION OF THE CORPORATE BOND TRUSTEE AND CONTACT INFORMATION OF THE CREDIT RATING AGENCY

Trustee of bonds	Name	Guosen Securities Co., Ltd. (“Guosen Securities”)
	Office address	Floors 16-26, Guosen Securities Tower, No. 1012 Hongling Middle
Road, Luohu District, Shenzhen
	Contact persons	Zhou Lei, Ke Fangyu
	Contact numbers	13501582885, 18688983432
Credit rating agency	Name	Lianhe Credit Information Service Co., Ltd.
	Office address	No. 80 Qufu Avenue, Heping District, Tianjin

056

Corporate Bond

III.	USE OF PROCEEDS FROM ISSUANCE OF CORPORATE BONDS

Nil.

IV.	RATING OF CORPORATE BONDS

On 19 May 2017, Lianhe Credit Information Service Co., Ltd. conducted a follow-up rating on the credit conditions of “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” issued by the Company and determined the credit rating of both “15 China Southern Airlines 01”, “16 China Southern Airlines 01” and “16 China Southern Airlines 02” issued by the Company and the Company to be AAA with “stable” prospect.

V.	CREDIT ENHANCEMENT MECHANISM, DEBT REPAYMENT PLAN AND OTHER RELATED INFORMATION OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, there was no credit enhancement mechanism for corporate bonds of the Company.

VI.	MEETINGS CONVENED FOR HOLDERS OF CORPORATE BONDS

During the reporting period, the Company did not convene any meeting of holders of corporate bonds.

VII.	PERFORMANCE OF DUTIES BY TRUSTEE OF CORPORATE BONDS

In October 2015, the Company engaged Guosen Securities to act as the trustee of the corporate bonds, and entered into the Agreement for Entrusted Management of Bonds with Guosen Securities.

Guosen Securities continuously followed and supervised the Company’s performance of obligations as specified in the prospectus and the agreement, as well as continuously monitored the credit conditions, internal and external credit enhancement mechanism, and implementation of debt repayment guarantee measures of the Company. Guosen Securities also supervised the receipt, deposit and transfer of raised funds on special accounts and repayment of principal and interests by the Company. In accordance with Measures for Management on Issuance and Transaction of Corporate Bonds, Prospectus for Public Offering of Corporate Bonds 2016 (First Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Prospectus for Public Offering of Corporate Bonds 2016 (Second Tranche) of China Southern Airlines Company Limited (Intended for Eligible Investors), Agreement for Entrusted Management of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015, Rules for Meetings of Holders of Corporate Bonds Publicly Offered by China Southern Airlines Company Limited in 2015 and other related regulations, Guosen Securities performed the duties as a trustee to safeguard the legal rights and interests of holders of corporate bonds. During 2016, there were no changes and supplements to the duties of the trustee. In accordance with relevant requirements, Guosen Securities issued 2016 Regular Report on Entrusted Management of Corporate Bonds of China Southern Airlines Company Limited on 5 June 2017.

China Southern Airlines Company Limited Interim Report 2017    057

Corporate Bond

VIII.	ACCOUNTING DATA AND FINANCIAL INDICATORS AS AT THE END OF THIS REPORTING PERIOD AND AS AT THE END OF LAST YEAR (OR FOR THIS REPORTING PERIOD AND THE CORRESPONDING PERIOD OF LAST YEAR)

			Increase/
			decrease as
			compared to
	As at the		that as at
	end of this	As at the	the end of
	reporting	end of	last year
Major indicators	period	last year	(%)	Reasons for changes
Current ratio	0.24	0.20	20.00	Due to the expiry of the ultra- short-term financing bills issued by the Company resulting in the increase in the long-term borrowings during the reporting period.
Quick ratio	0.22	0.18	22.22	Due to the expiry of the ultra-short-term financing bills issued by the Company resulting in the increase in the long-term borrowings during the reporting period.
Asset-liability ratio	71.79%	72.57%	(1.08)	/
Loan repayment rate	100%	100%	/	/

Increase/
decrease as
compared to
	For this		that for the
	reporting	For the	corresponding
	period	corresponding	period of
	(January	period of	last year
	to June)	last year	(%)	Reasons for changes
EBITDA-to-interest coverage ratio	7.00	8.00	(12.50)	/
Interest coverage ratio	100%	100%	/	/

IX.	INFORMATION OF OVERDUE DEBTS

During the reporting period, the Company did not have any overdue debts.

058

Corporate Bond

X.	PAYMENT OF INTEREST AND PRINCIPAL OF OTHER BONDS AND DEBT FINANCING INSTRUMENTS OF THE COMPANY

On 15 February 2017, the sixth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,024,831,780.82 were fully paid.

On 10 March 2017, the twelfth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,017,889,315.07 were fully paid.

On 21 April 2017, the seventh tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,033,797,260.27 were fully paid.

On 12 May 2017, the fifth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,037,430,136.99 were fully paid.

On 9 June 2017, the eighth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,038,323,287.67 were fully paid.

On 16 June 2017, the ninth tranche of ultra-short-term financing bills of the Company in 2016 expired and the principal and interests totaling RMB2,039,649,315.07 were fully paid.

XI.	BANKING FACILITIES OF THE COMPANY DURING THE REPORTING PERIOD

As at 30 June 2017, the Group has obtained banking facilities of up to RMB198,541 million from several domestic banks, among which the utilized banking facilities amounted to about RMB49,450 million and the unutilized was about RMB149,091 million.

During the reporting period, the Group repaid bank loans of approximately RMB8,216 million.

XII.	IMPLEMENTATION OF THE RELEVANT AGREEMENTS OR COMMITMENTS AS SPECIFIED IN THE PROSPECTUS IN CONNECTION WITH ISSUANCE OF CORPORATE BONDS DURING THE REPORTING PERIOD

During the reporting period, the Company accepted the supervision by investors in strict accordance with the prospectus in connection with issuance of corporate bonds and the related rules for information disclosure, and strictly complied with the agreements and commitments made by the Company.

XIII.	MAJOR EVENTS AND IMPACT THEREOF ON THE OPERATIONS AND SOLVENCY OF THE COMPANY

During the reporting period, there were no major events which had material impact on the operations and solvency of the Company.

China Southern Airlines Company Limited Interim Report 2017    059

060

China Southern Airlines Company Limited Interim Report 2017    062

Review Report

Review report to the Board of Directors of

China Southern Airlines Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 63 to 92 which comprise the consolidated statement of financial position of China Southern Airlines Company Limited (the “Company”) as of 30 June 2017 and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting.

KPMG

Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

29 August 2017

062

Consolidated Income Statement

For the six months ended 30 June 2017 – unaudited

		Six months ended 30 June
		2017		2016
	Note	RMB million		RMB million
Operating revenue
Traffic revenue			57,819		51,784
Other operating revenue			2,669		2,335
Total operating revenue	4		60,488		54,119
Operating expenses
Flight operation expenses			30,326		23,247
Maintenance expenses			5,278		5,017
Aircraft and transportation service expenses			10,617		9,335
Promotion and selling expenses			3,125		2,888
General and administrative expenses			1,419		1,178
Depreciation and amortisation	9		6,468		6,298
Others			621		673
Total operating expenses			57,854		48,636
Other net income	8		1,948		1,568
Operating profit	9		4,582		7,051
Interest income			46		39
Interest expense	7		(1,332)		(1,200)
Share of associates’ results			233		357
Share of joint ventures’ results			83		56
Exchange gain/(loss), net			561		(1,516)
Profit before income tax			4,173		4,787
Income tax	10		(962)		(1,096)
Profit for the period			3,211		3,691
Profit attributable to:
Equity shareholders of the Company			2,772		3,118
Non-controlling interests			439		573
Profit for the period			3,211		3,691
Earnings per share
Basic and diluted	12	RMB	0.28	RMB	0.32

The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017    063

Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2017 – unaudited

		Six months ended 30 June
		2017	2016
	Note	RMB million	RMB million
Profit for the period		3,211	3,691
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
– Cash flow hedges: fair value movement of derivative financial instruments	11	(7)	(122)
– Fair value movement of available-for-sale financial assets	11	3	(13)
– Deferred tax relating to above items	11	1	33
Other comprehensive income for the period		(3)	(102)
Total comprehensive income for the period		3,208	3,589
Total comprehensive income attributable to:
Equity shareholders of the Company		2,768	3,019
Non-controlling interests		440	570
Total comprehensive income for the period		3,208	3,589

The accompanying notes form part of this interim financial report.

064

Consolidated Statement of Financial Position

At 30 June 2017 – unaudited

		At	At
		30 June	31 December
		2017	2016
	Note	RMB million	RMB million
Non-current assets
Property, plant and equipment, net	13	147,586	146,746
Construction in progress	14	30,143	28,910
Lease prepayments	15	2,654	2,687
Goodwill		182	182
Interest in associates		2,866	2,590
Interest in joint ventures		1,605	1,522
Other investments in equity securities		103	103
Aircraft lease deposits		651	725
Available-for-sale financial assets		502	499
Derivative financial instruments		14	21
Deferred tax assets		1,573	1,685
Other assets		933	1,008
		188,812	186,678
Current assets
Inventories		1,755	1,588
Trade receivables	16	3,508	2,989
Other receivables		3,751	3,387
Cash and cash equivalents		4,268	4,152
Restricted bank deposits		123	135
Prepaid expenses and other current assets		1,515	1,415
Amounts due from related companies	22 (c)	268	98
		15,188	13,764

The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017    065

Consolidated Statement of Financial Position (continued)

At 30 June 2017 – unaudited

		At	At
		30 June	31 December
		2017	2016
	Note	RMB million	RMB million
Current liabilities
Borrowings	17	22,473	26,746
Current portion of obligations under finance leases	18	7,497	8,695
Trade payables	19	1,957	1,903
Sales in advance of carriage		7,034	8,420
Deferred revenue		1,455	1,299
Current income tax		441	647
Amounts due to related companies	22(c)	190	103
Accrued expenses		15,457	15,147
Other liabilities		5,683	4,972
		62,187	67,932
Net current liabilities		(46,999)	(54,168)
Total assets less current liabilities		141,813	132,510

Non-current liabilities
Borrowings	17	23,926	18,758
Obligations under finance leases	18	54,405	53,527
Deferred revenue		1,841	1,622
Provision for major overhauls		2,298	2,089
Provision for early retirement benefits		2	6
Deferred benefits and gains		1,069	691
Deferred tax liabilities		716	841
		84,257	77,534
Net assets		57,556	54,976
Capital and reserves
Share capital		9,818	9,818
Reserves	20	35,537	33,638
Total equity attributable to equity shareholders of the Company		45,355	43,456
Non-controlling interests		12,201	11,520
Total equity		57,556	54,976

Approved and authorised for issue by the Board of Directors on 29 August 2017.

Wang Chang Shun	Tan Wan Geng
Director	Director

The accompanying notes form part of this interim financial report.

066

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2017 – unaudited

	Attributable to equity shareholders of the Company						Non-
	Share	Share	Fair value	Other	Retained		controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Balance at 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for the six
months ended 30 June 2016:
Profit for the period	–	–	–	–	3,118	3,118	573	3,691
Other comprehensive income	–	–	(99)	–	–	(99)	(3)	(102)
Total comprehensive income	–	–	(99)	–	3,118	3,019	570	3,589
Dividends relating to 2015 (Note 20(a))	–	–	–	–	(785)	(785)	–	(785)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	100	100
Balance at 30 June 2016 and 1 July 2016	9,818	14,131	(44)	1,675	15,699	41,279	11,249	52,528

Changes in equity for the six months ended 31 December 2016:
Profit for the period	–	–	–	–	1,926	1,926	281	2,207
Other comprehensive income	–	–	253	(2)	–	251	127	378
Total comprehensive income	–	–	253	(2)	1,926	2,177	408	2,585
Appropriations to reserves	–	–	–	405	(405)	–	–	–
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	160	160
Decrease in non-controlling interests as a result of loss of control of a subsidiary	–	–	–	–	–	–	(83)	(83)
Distributions to non-controlling interests	–	–	–	–	–	–	(214)	(214)
Balance at 31 December 2016 and 1 January 2017	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

Changes in equity for the six months ended 30 June 2017:
Profit for the period	–	–	–	–	2,772	2,772	439	3,211
Other comprehensive Income	–	–	(4)	–	–	(4)	1	(3)
Total comprehensive income	–	–	(4)	–	2,772	2,768	440	3,208
Dividends relating to 2016 (Note 20(a))	–	–	–	–	(982)	(982)	–	(982)
Distributions to non-controlling interests	–	–	–	–	–	–	(124)	(124)
Capital injection of non-controlling interests in subsidiaries	–	–	–	–	–	–	404	404
Dilution and change in non-controlling interests and other reserves	–	–	–	113	–	113	(39)	74
Balance at 30 June 2017	9,818	14,131	205	2,191	19,010	45,355	12,201	57,556

The accompanying notes form part of this interim financial report.

China Southern Airlines Company Limited Interim Report 2017    067

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2017 – unaudited

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Operating activities
Cash generated from operating activities	10,116	9,979
Interest received	76	70
Interest paid	(1,868)	(1,178)
Income tax paid	(1,205)	(758)
Net cash generated from operating activities	7,119	8,113
Investing activities
Acquisition of a subsidiary, net of cash acquired	–	(120)
Proceeds from disposal of property, plant and equipment and lease prepayments	2,321	1,549
Dividends received from associates	36	76
Proceeds from maturity of term deposits	314	765
Additions of property, plant and equipment, lease prepayments and other assets	(5,437)	(3,478)
Capital injection into associates	(170)	(34)
Payment for aircraft lease deposits	(26)	(21)
Refund of aircraft lease deposits	86	30
Acquisition of term deposits	(59)	–
Proceeds from sale of equity interests in an associate	7	–
Net cash used in investing activities	(2,928)	(1,233)
Financing activities
Dividends paid to equity shareholders of the Company	–	(450)
Proceeds from bank borrowings	26,112	13,140
Proceeds from ultra-short-term financing bills	1,000	14,397
Proceeds from corporate bond	–	10,000
Repayment of bank borrowings	(8,216)	(37,033)
Repayment of principal under finance lease obligations	(5,336)	(3,216)
Repayment of ultra-short-term financing bills	(18,000)	(2,000)
Capital injection from the non-controlling interests of subsidiaries	404	100
Dividends paid to non-controlling interests	(33)	(8)
Payment for purchase of non-controlling interests	–	(238)
Net cash used in financing activities	(4,069)	(5,308)
Net increase in cash and cash equivalents	122	1,572
Cash and cash equivalents at 1 January	4,152	4,560
Exchange (loss)/gain on cash and cash equivalents	(6)	19
Cash and cash equivalents at 30 June	4,268	6,151

The accompanying notes form part of this interim financial report.

068

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

1	Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on 29 August 2017.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2016 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2017 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2016 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with International Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the International Auditing and Assurance Standards Board. KPMG’s independent review report to the Board of Directors is included on page 62.

2	Changes in accounting policies

The IASB has issued several amendments to IFRSs that are first effective for the current accounting period of the group. None of these developments has had a material effect on how the group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report.

The group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

China Southern Airlines Company Limited Interim Report 2017    069

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values

The Group is exposed to liquidity, interest rate, currency, credit risks and commodity jet fuel price risk in the normal course of business.

The interim financial report do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2016.

There have been no changes in the risk management policies since 31 December 2016.

(a)	Liquidity risk

As at 30 June 2017, the Group’s current liabilities exceeded its current assets by RMB46,999 million. For the six months ended 30 June 2017, the Group recorded a net cash inflow from operating activities of RMB7,119 million, a net cash outflow from investing activities of RMB2,928 million and a net cash outflow from financing activities of RMB4,069 million, which in total resulted in a net increase in cash and cash equivalents of RMB122 million.

As at 30 June 2017, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB198,541 million (31 December 2016: RMB139,274 million), of which approximately RMB149,091 million (31 December 2016: RMB110,199 million) was unutilised.

The directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The directors believe that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes.

As at 30 June 2017, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 17 and 18 respectively.

(b)	Foreign currency risk

Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China (“PBOC”) or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as majority of the Group’s obligations under finance leases (Note 18) and certain of the bank borrowings (Note 17) are denominated in foreign currencies, principally United States Dollars (“USD”), Euro and Japanese Yen. Depreciation or appreciation of Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency liabilities generally exceed its foreign currency assets.

070

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (Continued)

(b)	Foreign currency risk (Continued)

The following table indicates the instantaneous change in Group’s profit after tax and retained profits that would arise if foreign exchange rates to which the Group has significant exposure at the beginning of the reporting period had changed at that date, assuming all other risk variables remained constant.

	30 June 2017
	Appreciation/	Increase/(decrease)
	(depreciation) of	on profit after tax
	Renminbi against	and retained profits
	foreign currency	RMB million
USD	1%	266
	(1)%	(266)

Euro	1%	32
	(1)%	(32)

Japanese Yen	10%	126
	(10)%	(126)

	31 December 2016
	Appreciation/	Increase/(decrease)
	(depreciation) of	on profit after tax
	Renminbi against	and retained profits
	foreign currency	RMB million
USD	1%	305
	(1)%	(305)

Euro	1%	31
	(1)%	(31)

Japanese Yen	10%	134
	(10)%	(134)

(c)	Jet fuel price risk

The Group’s results of operations may be significantly affected by fluctuations in fuel prices since the jet fuel expenses are a significant cost for the Group. A reasonable possible increase/decrease of 10% (2016:10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the jet fuel costs by approximately RMB1,540 million (six months ended 30 June 2016: RMB1,026 million). The sensitivity analysis indicates the instantaneous change in the Group’s jet fuel costs that would arise assuming that the change in jet fuel price had occurred at the beginning of the reporting period.

China Southern Airlines Company Limited Interim Report 2017    071

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (Continued)

(d)	Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

•	Level 3 valuations: Fair value measured using significant unobservable inputs

		Fair value measurements as at
		30 June 2017 categorised into
	Fair value at
	30 June
	2017	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities:
– Listed shares	91	91	–	–
– Non-tradable shares	411	–	–	411
Derivative financial instruments:
– Interest rate swaps	14	–	14	–

		Fair value measurements as at
		31 December 2016 categorised into
	Fair value at
	31 December
	2016	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Recurring fair value measurement
Financial assets:
Available-for-sale equity securities:
– Listed shares	88	88	–	–
– Non-tradable shares	411	–	–	411
Derivative financial instruments:
– Interest rate swaps	21	–	21	–

During the six months ended 30 June 2017, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3 (2016: nil). The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

072

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

3	Financial risk management and fair values (Continued)

(d)	Fair value (Continued)

(i)	Financial instruments carried at fair value (Continued)

Fair value of interest rate swaps in derivative financial instruments is measured by discounting the expected receivable or payable amounts under the assumption that these swaps had been terminated at the end of the reporting period. The discount rates used are the US Treasury bond yield curve as at the end of the reporting period.

Information about Level 3 fair value measurements

		Significant
	Valuation technique	unobservable inputs	Range
Available-for-sale equity securities:	Discounted cash flow	Expected profit growth rate during the projection period	8% to 10%

		Terminal growth rate	8%

		Expected dividend payout rate	30%

		Discount rate	12.03%

The fair value of non-tradable available-for-sale equity securities is determined by discounting a projected cash flow series associated with the investments. The valuation takes into account the expected profit growth rate and expected dividend payout rate of the investee. The discount rate used have been adjusted to reflect specific risks relating to the investments. The fair value measurement is positively correlated to the expected profit growth rate and expected dividend rate of the investee, and negatively correlated to the discount rate.

For the six month period ended 30 June 2017, no unrealised gains relating to the available-for-sale equity securities – non-tradable shares are recognised in fair value reserve in other comprehensive income.

(ii)	Financial instruments not carried at fair value

(a)	Other investments in equity securities represent investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured. Accordingly, they are recognised in the consolidated statement of financial position at cost less impairment losses.

(b)	All other financial instruments, including cash and cash equivalents, amounts due from/to related companies, trade and other receivables, trade and other payables, borrowings and obligations under finance leases are carried at amounts not materially different from their fair values as at 30 June 2017 and 31 December 2016.

China Southern Airlines Company Limited Interim Report 2017    073

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

4	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Traffic revenue
– Passenger	53,626	48,662
– Cargo and mail	4,193	3,122
Commission income	1,051	934
Hotel and tour operation income	241	312
General aviation income	217	205
Ground services income	220	164
Expired sales in advance of carriage	193	178
Air catering income	139	111
Cargo handling income	141	91
Rental income	100	75
Others	367	265
	60,488	54,119

5	Segment reporting

(a)	Business segments

The Group has two reportable operating segments, “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 5 (c). The relevant comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2016. Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the six months ended 30 June 2016 as disclosed in these interim financial report have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

074

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (Continued)

(a)	Business segments (Continued)

The segment results of the Group for the six months ended 30 June 2017 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	59,767	552	–	–	60,319
Inter-segment sales	14	1,206	(1,220)	–	–
Reportable segment revenue	59,781	1,758	(1,220)	–	60,319
Reportable segment profit before taxation	3,540	286	–	332	4,158
Reportable segment profit after taxation	2,652	216	–	332	3,200
Other segment information
Income tax	888	70	–	–	958
Interest income	40	6	–	–	46
Interest expense	1,323	9	–	–	1,332
Depreciation and amortisation	6,467	36	–	–	6,503
Impairment loss	7	–	–	–	7
Share of associates’ results	–	–	–	234	234
Share of joint ventures’ results	–	–	–	83	83
Non-current assets additions during the period (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	10,429	16	–	–	10,445

China Southern Airlines Company Limited Interim Report 2017    075

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (Continued)

(a)	Business segments (Continued)

The segment results of the Group for the six months ended 30 June 2016 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	53,422	632	–	–	54,054
Inter-segment sales	76	927	(1,003)	–	–
Reportable segment revenue	53,498	1,559	(1,003)	–	54,054
Reportable segment profit before taxation	4,163	174	–	425	4,762
Reportable segment profit after taxation	3,112	135	–	425	3,672
Other segment information
Income tax	1,051	39	–	–	1,090
Interest income	36	3	–	–	39
Interest expense	1,186	14	–	–	1,200
Depreciation and amortisation	6,324	58	–	–	6,382
Impairment loss	3	–	–	–	3
Share of associates’ results	–	–	–	358	358
Share of joint ventures’ results	–	–	–	56	56
Non-current assets additions during the period (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	9,971	26	–	–	9,997

The segment assets and liabilities as at 30 June 2017 and 31 December 2016 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 30 June 2017
Reportable segment assets	195,581	3,363	(337)	5,111	203,718
Reportable segment liabilities	145,526	1,252	(337)	–	146,441
As at 31 December 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	–	145,753

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, and dividend income from available-for-sale financial assets and other investments in equity securities.

076

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (Continued)

(b)	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment is analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenue from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	Six months ended 30 June
	2017	2016
	RMB Million	RMB Million
Domestic	44,180	39,416
International	14,983	13,399
Hong Kong, Macau and Taiwan	1,156	1,239
	60,319	54,054

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(C)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report.

		Six months ended 30 June
		2017	2016
	Note	RMB million	RMB million
Revenue
Reportable segment revenue	5(a)	60,319	54,054
Reclassification of expired sales in advance of carriage	(i)	193	178
Reclassification of sales tax	(ii)	(24)	(113)
Consolidated revenue		60,488	54,119

China Southern Airlines Company Limited Interim Report 2017    077

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (Continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (Continued)

		Six months ended 30 June
		2017	2016
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	5(a)	4,158	4,762
Capitalisation of exchange difference of specific loans	(iii)	15	25
Government grants	(iv)	1	1
Adjustments arising from business combinations under common control	(v)	(1)	(1)
Consolidated profit before income tax		4,173	4,787

		30 June	31 December
		2017	2016
	Note	RMB million	RMB million
Assets
Reportable segment assets		203,718	200,461
Capitalisation of exchange difference of specific loans	(iii)	164	149
Government grants	(iv)	(28)	(316)
Adjustments arising from business combinations under common control	(v)	183	184
Others		(37)	(36)
Consolidated total assets		204,000	200,442

		30 June	31 December
		2017	2016
	Note	RMB million	RMB million
Liabilities
Reportable segment liabilities		146,441	145,753
Government grants	(iv)	–	(287)
Others		3	–
Consolidated total liabilities		146,444	145,466

078

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

5	Segment reporting (Continued)

(c)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited interim financial report. (Continued)

Notes:

(i)	In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating revenue.

(ii)	In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs.

(iii)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest.

(iv)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the revised Chinese Accounting Standard (CAS) No.16 – Government Grants (“Revised CAS No.16”) which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income.

Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets.

(v)	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

6	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenue and results of the Group in the first half of the year are generally lower than those in the second half of the year.

China Southern Airlines Company Limited Interim Report 2017    079

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

7	Interest expense

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Interest on borrowings	790	760
Interest relating to obligations under finance leases	964	716
	1,754	1,476
Less: amounts capitalised as construction in progress (Note 14)	(436)	(300)
	1,318	1,176
Interest rate swaps: cash flow hedges, reclassified from equity (Note 11)	14	24
	1,332	1,200

The weighted average interest rate used for interest capitalisation was 3.25% per annum for the six months ended 30 June 2017 (six months ended 30 June 2016: 2.95%).

8	Other net income

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Government grants (Note)	1,340	1,035
Gains/(losses) on disposal of property, plant and equipment, net and construction in progress
– Aircraft and spare engines and relating construction in progress	388	315
– Other property, plant and equipment	(6)	8
Others	226	210
	1,948	1,568

Note:

Government grants represent (i) subsidies based on certain amount of tax paid; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2017.

080

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

9	Operating profit

Operating profit is stated after charging/(crediting) the following items:

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Jet fuel costs	15,402	10,259
Depreciation of property, plant and equipment
– Owned	3,972	3,496
– Finance leased	2,366	2,708
Other amortisation	170	165
Amortisation of deferred benefits and gains	(40)	(71)
Operating lease charges
– Aircraft and engines	4,001	3,502
– Land and buildings	453	433
Staff costs	11,125	9,536

10	Income tax

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
PRC income tax	974	1,534
Deferred tax	(12)	(438)
	962	1,096

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior periods.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (six months ended 30 June 2016: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations where those subsidiaries are located.

China Southern Airlines Company Limited Interim Report 2017    081

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

11	Other comprehensive income

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(21)	(146)
Reclassification adjustments for amounts transferred to profit or loss:
– interest expense (Note 7)	14	24
Net deferred tax credited to other comprehensive income	2	30
Net movement in the fair value reserve during the period recognised in other comprehensive income	(5)	(92)
Available-for-sale financial assets:
Changes in fair value recognised during the period	3	(13)
Net deferred tax (debited)/credited to other comprehensive income	(1)	3
Net movement in the fair value reserve during the period recognised in other comprehensive income	2	(10)

12	Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2017 is based on the profit attributable to equity shareholders of the Company of RMB2,772 million (six months ended 30 June 2016: profit attributable to equity shareholders of the Company of RMB3,118 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2016: 9,817,567,000 shares) in issue during the period.

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior period.

082

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

13	Property, plant and equipment, net

	Six months ended 30 June 2017
	Aircraft,
	engines and
	flight equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2017	136,788	9,958	146,746
Additions	3,791	163	3,954
Transfers from construction in progress (Note 14)	3,576	30	3,606
Depreciation charges	(5,881)	(457)	(6,338)
Disposals	(366)	(16)	(382)
Carrying amounts at 30 June 2017	137,908	9,678	147,586

As at 30 June 2017, certain of the Group’s aircraft with an aggregate carrying value of approximately RMB76,329 million (as at 31 December 2016: RMB78,318 million) were mortgaged under certain loans or certain lease agreements (Note 17 and Note 18).

14	Construction in progress

	Six months ended 30 June 2017
	Advance
	payments for the
	acquisition of
	aircraft and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amounts at 1 January 2017	27,267	1,643	28,910
Additions	5,508	492	6,000
Interest capitalised (Note 7)	432	4	436
Transfers to property, plant and equipment (Note 13)	(3,576)	(30)	(3,606)
Transfers to other assets	–	(50)	(50)
Disposals	(1,542)	(5)	(1,547)
Carrying amounts at 30 June 2017	28,089	2,054	30,143

15	Lease prepayments

Six months ended
30 June 2017
Land use rights
RMB million
Carrying amounts at 1 January 2017	2,687
Additions	4
Amortisation	(37)
Carrying amounts at 30 June 2017	2,654

China Southern Airlines Company Limited Interim Report 2017    083

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

16	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Within 1 month	2,786	2,536
More than 1 month but less than 3 months	489	321
More than 3 months but less than 12 months	221	142
More than 1 year	55	27
	3,551	3,026
Less: bad-debt provision	(43)	(37)
	3,508	2,989

17	Borrowings

Borrowings are analysed as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Non-current
Long-term bank borrowings
– secured	595	755
– unsecured	5,638	314
	6,233	1,069
Corporate bond
– unsecured	13,000	13,000
Medium-term notes
– unsecured	4,693	4,689
	23,926	18,758
Current
Long-term bank borrowings
– secured	220	220
– unsecured	2,268	345
Short-term bank borrowings
– unsecured	14,985	4,195
Ultra-short-term financing bills
– unsecured	5,000	21,986
	22,473	26,746
Total borrowings	46,399	45,504

084

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

17	Borrowings (Continued)

The contractual maturities at the end of the reporting period of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the reporting period) are as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Within one year	23,775	27,654
After 1 year but within 2 years	7,515	1,039
After 2 years but within 5 years	17,839	19,124
After 5 years	40	61
	49,169	47,878

As at 30 June 2017, bank borrowings of the Group of approximately RMB550 million (31 December 2016: RMB660 million) were secured by certain aircraft with a carrying amount of RMB1,398 million (31 December 2016: RMB1,443 million). Bank borrowings of approximately RMB265 million (31 December 2016: RMB315 million) were secured by certain land use right of RMB78 million (31 December 2016: RMB79 million) and investment property of RMB33 million (31 December 2016: RMB34 million).

18	Obligations under finance leases

	30 June 2017			31 December 2016
	Present			Present
	value of the	Total		value of the	Total
	minimum	minimum		minimum	minimum
	lease	lease		lease	lease
	payments	payments	Interest	payments	payments	Interest
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Within 1 year	7,497	9,586	2,089	8,695	10,663	1,968
After 1 year but within 2 years	7,124	8,964	1,840	6,973	8,683	1,710
After 2 years but within 5 years	22,518	26,281	3,763	21,583	24,795	3,212
After 5 years	24,763	26,681	1,918	24,971	27,247	2,276
	61,902	71,512	9,610	62,222	71,388	9,166
Less: balance due within one year classified as current liabilities	(7,497)			(8,695)
Long-term portion	54,405			53,527

As at 30 June 2017, certain of the Group’s aircraft with carrying amounts of RMB74,931 million (31 December 2016: RMB76,875 million) secured finance lease obligations totalling RMB61,902 million (31 December 2016: RMB62,222 million).

China Southern Airlines Company Limited Interim Report 2017    085

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

19	Trade payables

Ageing analysis of trade payables is set out below:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Within 1 month	638	612
More than 1 month but less than 3 months	621	529
More than 3 months but less than 6 months	403	484
More than 6 months but less than 1 year	169	173
More than 1 year	126	105
	1,957	1,903

20	Reserves and dividends

(a)	Dividends

(i)	The Board of Directors does not recommend to declare an interim dividend for the six months ended 30 June 2017. No interim dividend was paid in respect of the six months ended 30 June 2016.

(ii)	A dividend in respect of the year ended 31 December 2016 of RMB1.0 per 10 shares (inclusive of applicable tax) (2015: RMB0.8 per 10 shares (inclusive of applicable tax)), totalling RMB982 million (2015: RMB785 million), was proposed by the directors on 30 March 2017 and approved at the Company’s Annual General Meeting on 30 June 2017.

Up to 30 June 2017, nil of the dividend for the year ended 31 December 2016 has been paid. As at 30 June 2017, the amount of dividends payable was included in other liabilities.

(b)	Statutory surplus reserve

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2017 (six months ended 30 June 2016: nil).

086

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017
(Expressed in Renminbi unless otherwise indicated)

21	Commitments

(a)	Capital commitments

As at the end of the reporting period, the Group had capital commitments as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Commitments in respect of aircraft and flight equipment
– authorised and contracted for	101,503	83,532
Investment commitments
– authorised and contracted for
– acquisition of a subsidiary	9	–
– capital contributions for acquisition of interests in associates	–	170
– share of capital commitments of a joint venture	21	25
	30	195
– authorised but not contracted for
– capital contributions for acquisition of interests in associates	14	–
– share of capital commitments of a joint venture	14	19
	58	214
Commitments for other property, plant and equipment
– authorised and contracted for	3,326	2,297
– authorised but not contracted for	18,861	19,312
	22,187	21,609
	123,748	105,355

(b)	Operating lease commitments

As at the end of the reporting period, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million
Payments due
Within 1 year	8,076	7,948
After 1 year but within 5 years	27,287	27,140
After 5 years	24,046	26,127
	59,409	61,215

22	Material related party transactions

(a)	Key management personnel remuneration

Key management, including directors, supervisors and senior management personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.09 million for the six months ended 30 June 2017 (six months ended 30 June 2016: RMB3.04 million). Such remuneration is included in “staff costs” as disclosed in Note 9.

China Southern Airlines Company Limited Interim Report 2017    087

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (Continued)

(b)	Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group

	Six months ended 30 June
	2017	2016
	RMB million	RMB million
Income received from the CSAHC Group

Charter flight and pallet income	–	11
Cargo handling income and rental income	3	–

Expenses paid to the CSAHC Group

Cargo handling charges	53	57
Commission expenses	15	76
Air catering supplies expenses	69	53
Repairing charges	604	981
Lease charges for land and buildings	94	96
Handling charges	–	50
Property management fee	34	29
Maintenance material purchase expenses	33	–
Finance lease of aircraft	364	–
Others	3	3

Expenses paid to joint ventures and associates

Repairing charges	1,173	846
Maintenance material purchase expenses	33	18
Flight simulation service charges	186	170
Training expenses	36	64
Ground service expenses	74	55
Air catering supplies expenses	55	53
Advertising expenses	36	28
Property management fee	12	–
Others	3	–

Income received from joint ventures and associates

Handling income	10	–
Rental income	21	19
Entrustment income for advertising media business	11	10
Repairing income	1	7
Air catering supplies income	14	6
Commission income	17	15
Ground service income	5	4

Expenses paid to other related company

Computer reservation services	269	264
Advertising expenses	–	6
Aviation supplies expenses	18	–
Canteen service	9	–

Income received from other related companies

Air ticket income	–	5

088

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017
(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (Continued)

(c)	Balances with the CSAHC Group, associates, joint ventures and other related companies of the Group

	30 June	31 December
	2017	2016
	RMB million	RMB million
Receivables

The CSAHC Group	7	7
Associates	178	15
Joint ventures	68	76
Other related companies	15	–
	268	98
Payables

The CSAHC Group	26	21
Associates	46	4
Joint ventures	117	76
Other related companies	1	2
	190	103
Accrued expenses

The CSAHC Group	1,018	1,117
Associates	143	121
Joint ventures	959	864
Other related companies	366	256
	2,486	2,358
Obligations under finance leases

The CSAHC Group	360	–
	360	–

Except the obligations under finance leases, the amounts due from/to the CSAHC Group, associates, joint ventures and other related companies of the Group are unsecured, interest-free and have no fixed terms of repayment.

China Southern Airlines Company Limited Interim Report 2017    089

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

22	Material related party transactions (Continued)

(d)	Loans from and deposits placed with related parties

(i)	Loans from related parties

As at 30 June 2017, loans from Southern Airlines Group Finance Company Limited (“SA Finance”) to the Group amounted to RMB105 million (31 December 2016: RMB105 million).

In 2017, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 28 April 2017 to 27 April 2018. The interest rate is 90% of benchmark interest rate stipulated by PBOC per annum.

Interest expense paid on such loans amounted to RMB6 million (six months ended 30 June 2016: RMB2 million) and the interest rates was 3.92% per annum during the six months ended 30 June 2017 (six months ended 30 June 2016: 3.92% per annum).

(ii)	Deposits placed with SA Finance

As at 30 June 2017, the Group’s deposits with SA Finance amounted to RMB3,530 million (31 December 2016: RMB3,759 million). The applicable interest rates were determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB31 million (six months ended 30 June 2016: RMB16 million).

(e)	Commitments to CSAHC

As at 30 June 2017, the Group had operating lease commitments to CSAHC in respect of lease payments for land and buildings of RMB457 million (31 December 2016: RMB476 million).

090

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

23	Contingent liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines Company Limited (“Xiamen Airlines”), entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2016: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2017, total personal bank loans of RMB383 million (31 December 2016: RMB409 million), under these guarantees, were drawn down from the banks. During the period, the Group paid RMB4 million (six months ended 30 June 2016: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(c)	On 21 July 2017, the International Court of Arbitration of International Chamber of Commerce (“ICC”) decided on the final award of the arbitration regarding the redelivery of two Boeing 737 aircraft. The final award has no material impact on the Group’s interim financial report.

(d)	A claim was raised by a construction company in the Hainan Province of the PRC against a wholly-owned subsidiary of CSAHC for the alleged breach of a construction contract. Up to date, the contract obligations have been fulfilled, and the claim has no financial impact on the Group.

(e)	A claim was raised by two PRC aviation sales agents located in Guangzhou and Guangxi respectively (the “claimants”) against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement. The first instance of the claim was held on 3 August 2017. On 21 August 2017, the court issued a verdict to permit the claimants to withdraw the claim.

China Southern Airlines Company Limited Interim Report 2017    091

Notes to the Unaudited Interim Financial Report

For the six months ended 30 June 2017

(Expressed in Renminbi unless otherwise indicated)

24	Non-adjusting events after the reporting period

(a)	On 27 March 2017, according to the authorisation under the 2015 General Mandate and as approved by the Board of Directors, the Company entered into the Subscription Agreement with American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the subscription price of HK$1,553.28 million, representing HK$5.74 per subscription share. The Subscription has been approved by relevant authorities, and the proceeds of the Subscription has been remitted to the Company on 10 August 2017.

(b)	On 26 June 2017, the Board proposed to put forward to the Extraordinary General Meeting and the Class Meetings to approve and authorise the Board i) to issue not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) at the A Share subscription price, and as part of the A Share issuance, to enter into the A Share subscription agreement with CSAHC, pursuant to which CSAHC will subscribe for no less than 31% of the new A Shares, the consideration of which shall be satisfied by transfer of assets and cash; and ii) issue no more than 590,000,000 new H Shares (including 590,000,000 H Shares) to Nan Lung Holding Limited (“Nan Lung”, a wholly-owned subsidiary of CSAHC) at the subscription price of HK$6.27 per H Share and to enter into the H Share subscription agreement with Nan Lung. The total funds to be raised from the proposed share issuances will be not more than RMB12,737.00 million (including RMB12,737.00 million). The A Share issuance and the H Share issuance are inter-conditional upon each other and subject to relevant approvals.

092

Supplementary Information to the Interim Financial Report

(Expressed in Renminbi)

Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPS

(1)	The effect of the differences between PRC GAAP and IFRSs on profit attributable to equity shareholders of the Company is analysed as follows:

			Six months
		Six months	ended 30 June
		ended 30 June	2016
		2017	RMB million
	Note	RMB million	(Restated)
Amounts under PRC GAAP		2,768	3,132
Adjustments:
Government grants	(b)	1	1
Capitalisation of exchange difference of specific loans	(a)	15	25
Adjustments arising from an associate’s business combination under common control	(c)	(1)	(1)
Adjustments arising from the Company’s business combination under common control	(c)	–	(28)
Tax impact of the above adjustment		(4)	1
Effect of the above adjustments on non-controlling interests		(7)	(12)
Amounts under IFRSs		2,772	3,118

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

		As at	As at
		30 June	31 December
		2017	2016
	Note	RMB million	RMB million
Amounts under PRC GAAP		45,076	43,181
Adjustments:
Capitalisation of exchange difference of specific loans	(a)	164	149
Government grants	(b)	(28)	(29)
Adjustment arising from an associate’s business combination under common control	(c)	1	2
Adjustment arising from the Company’s business combination under common control	(c)	182	182
Tax impact of the above adjustment		(40)	(36)
Effect of the above adjustments on non-controlling interests		–	7
Amounts under IFRSs		45,355	43,456

China Southern Airlines Company Limited Interim Report 2017    093

Supplementary Information to the Interim Financial Report

(Expressed in Renminbi)

Reconciliation of Differences in Interim Financial Report Prepared Under Different GAAPS (continued)

Notes:

(a)	In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest.

(b)	Prior to the year 2017, under the PRC GAAP, special funds granted by the government are accounted for as increase in capital reserve if they are clearly defined on approval documents as part of “capital reserve”. Government grants that relate to the purchase of assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets.

Pursuant to the Revised CAS No.16 which became effective in 2017, government grants that relate to the purchase of assets shall offset against the carrying value of the related assets or be recognised as deferred income.

Under IFRSs, government grants that relate to the purchase of assets are deducted from the cost of the related assets.

(c)	In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Business combinations under common control are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparative figures are restated under PRC GAAP. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. In addition, adjustments are made to make its associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.

094